metabolic

2008 NOV 18 P 12:04

31 October, 2008

08005922

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

SUPPL

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/ Lodgement	To:	Title	No of Pages
28 October 2008	ASX	Notice of Annual General Meeting	69
31 October 2008	ASX	Appendix 3B	8

Yours faithfully,
Metabolic Pharmaceuticals Limited

PROCESSED
NOV 20 2008
THOMSON REUTERS

Belinda Shave
Financial Controller & Company Secretary

11/18

(MPSEC31-10-08 doc)

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	28-Oct-2008
Time	10:49:10
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting/Proxy Form

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

RECEIVED
2008 NOV 18 P 12: 04

metabolic

28 October, 2008

Mr Dean Litis
Australian Stock Exchange Limited
Level 45, South Tower
525 Collins Street
MELBOURNE VIC 3000

Dear Mr Litis,

Re: 2008 Notice of Annual General Meeting

Please find attached a covering letter to shareholders together with the 2008 Notice of Annual General Meeting and sample voting form.

The 2008 Annual General Meeting of the Company will be held at the offices of Minter Ellison Lawyers at Level 23 North Tower, Rialto, 525 Collins Street, Melbourne, Victoria at 2pm (Melbourne time) on Thursday 27 November 2008.

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

metabolic

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

RECEIVED 2008 NOV 18 P 12:44

000001 000 MBP
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

I 9999999999 IND

Tuesday 28 October 2008

Dear Shareholder,

Re: 2008 Annual General Meeting
2pm (Melbourne time) on Thursday 27 November 2008

On behalf of the Board of Directors of Metabolic Pharmaceuticals Limited (the "Company"), we are pleased to invite you to attend our 2008 Annual General Meeting ("AGM") to be held at the offices of Minter Ellison Lawyers at Level 23 North Tower, Rialto, 525 Collins Street, Melbourne, Victoria at 2pm (Melbourne time) on Thursday 27 November 2008.

We enclose the following documents:

* 2008 Notice of AGM which sets out the items of business, including special business in relation to the acquisition of PolyNovo Biomaterials Ltd ("PolyNovo"), an Explanatory Statement and Independent Expert's Report;
* Proxy Form (which forms part of the Notice of AGM); and
* 2008 Remuneration Report, which has been extracted from the 2008 Annual Report, or alternatively a full copy of the 2008 Annual Report if you specifically requested to receive a hard copy.

The 2008 AGM is an important meeting in the history of the Company. While the business before the AGM includes the usual agenda items, it also includes resolutions relating to the proposed acquisition of PolyNovo. As explained in the Explanatory Statement accompanying the Notice of AGM, if the acquisition proceeds, it will have a very significant effect on the nature of the Company's activities and its future prospects. That being the case, I urge you to attend the AGM, but, if for any reason you are unable to attend, I encourage you to complete the enclosed Proxy Form.

AGM - Items of business

Metabolic had been actively searching for around 12 months for a suitable M&A opportunity to enable the Company to reinvent itself and build value for shareholders. On 17 July 2008, Metabolic signed a binding term sheet to acquire PolyNovo and has subsequently signed a Share Sale Agreement with PolyNovo's two shareholders, Xceed Capital Limited ("Xceed") and Commonwealth Scientific and Industrial Research Organisation ("CSIRO"). Of the numerous opportunities screened and evaluated by the Board over that time, it concluded that PolyNovo presented the greatest potential to create significant value for our shareholders.

PolyNovo is an exciting company with several high potential projects, including licensing arrangements with some of the world's largest medical device companies. PolyNovo is focused on developing a novel patented family of biodegradable polymers, NovoSorb™, for use in medical devices. NovoSorb™ can be tailored to large world markets with potential applications in areas as diverse as orthopaedics, orthodontics, drug delivery, wound care, tissue engineering, nerve regeneration and cartilage repair. The development of NovoSorb™ presents a lower risk to Metabolic than undertaking further drug development programmes because the pathways to market are typically faster and lower cost for medical devices than new drugs. The strategic rationale for the acquisition is to provide Metabolic, in the medium term, with a future development path, including a potential income stream triggered by milestones from international licensing deals already secured by PolyNovo.

DMR Corporate Pty Ltd has prepared an Independent Expert's Report in respect of the proposed acquisition of PolyNovo and has assessed the transaction as **fair and reasonable** for Metabolic's shareholders (the full report is included in the Notice of AGM). **The Board of Metabolic recommends that shareholders vote in favour of the resolutions relating to the acquisition of PolyNovo.**

If the proposed acquisition is successfully completed, it is intended that there will be several Board changes, including the appointment of Dr Ian Griffiths as Chief Executive Officer and Managing Director of Metabolic. Dr Griffiths is the current Chief Executive Officer of PolyNovo and will bring to the Company his expertise in polymers and extensive experience in the management and development of biomaterials companies. Other Board changes would involve the resignation of current Directors, Mr Don Clarke and Mr Iain Kirkwood, and the appointment of Dr Stewart Washer and Mr Bruce Rathie. Further information is provided in the Explanatory Statement to the 2008 Notice of AGM.

Items of business at the AGM include:

- Issue of new shares to Xceed and CSIRO in exchange for 100 per cent ownership of PolyNovo
- Change of company name from Metabolic Pharmaceuticals Limited to PolyNovo Limited
- Selective Buy-back of shares (if required for warranty claims)
- Employee Option Plan for the purposes of ASX Listing Rule 7.2 (exception 9)
- Annual accounts and reports for the year ended 30 June 2008
- Non-binding advisory resolution regarding the Remuneration Report
- An increase in the maximum annual remuneration of non-executive Directors
- Re-election of Mr Rob Stewart and elections of Mr Iain Kirkwood, Mr Franklyn Brazil and Mr Paul Lappin

2008 Annual Report - Interactive version available online
To view or download Metabolic's 2008 Annual Report, visit http://metabolic0801.interactiveinvestor.com.au.

Attendance at the AGM and questions from shareholders
If you would like to attend the AGM, please RSVP by calling Diana Attana on +61 3 9860 5700. Shareholders are encouraged to email any questions regarding the Company or items of business at the AGM to diana.attana@metabolic.com.au.

Yours faithfully,

Metabolic Pharmaceuticals Limited

Rob Stewart
Chairman

Encl

Metabolic Pharmaceuticals Limited

Notice of Annual General Meeting and Explanatory Statement

(including special business in relation to the proposed acquisition of PolyNovo Biomaterials Ltd)

metabolic

Contents

Notice of Annual General Meeting

Date 27 November 2008

Time 2.00 pm (Melbourne time)

Location The offices of Minter Ellison Lawyers at Level 23 North Tower, Rialto, 525 Collins Street, Melbourne, Victoria

Action required by shareholders

Step 1 Read the Notice of Meeting and the Explanatory Statement.

Step 2 Vote on the resolutions: Your vote is important. You may vote by:

- attending and voting at the AGM, or
- completing and returning the enclosed proxy form so as to be received by the share registry by 2.00 pm (Melbourne time) on 25 November 2008.

Glossary

The defined terms below apply to the Notice of Meeting and Explanatory Statement. Unless the context otherwise requires, the singular includes the plural and vice versa, and the following terms will have the following meaning:

(a) **AGM** means the annual general meeting of the members of the Company to which the Notice of Meeting and Explanatory Statement relates.

(b) **ASIC** means the Australian Securities and Investments Commission.

(c) **ASX** means ASX Limited ACN 008 624 691.

(d) **ASX Listing Rules** means the Listing Rules of the ASX.

(e) **Board** means the board of Directors of the Company from time to time.

(f) **Buy-back Shares** means the Shares that Metabolic will buy back from Xceed and/or CSIRO (as the case may be) in accordance with the Selective Buy-back and Resolution 4 following a breach of a Vendor Warranty by Xceed or CSIRO as set out in the Share Sale Agreement.

(g) **Company** means Metabolic Pharmaceuticals Limited ACN 083 866 862.

(h) **Constitution** means the Constitution of the Company as amended from time to time.

(i) **Conditions Precedent** means the conditions precedent to the PolyNovo Acquisition set out in clause 2.7 of the Explanatory Statement.

(j) **Corporations Act** means the *Corporations Act 2001* (Cth).

(k) **CSIRO** means the Commonwealth Scientific and Industrial Research Organisation.

(l) **Deal** means:

(i) sell, assign, transfer or otherwise dispose of;

(ii) agree to offer to sell, assign, transfer or otherwise dispose of;

(iii) enter into any option which, if exercised (whether such exercise is subject to conditions or otherwise), enables or requires either CSIRO or Xceed (as the case may be) to sell, assign, transfer or otherwise dispose of; and

(iv) decrease or agree to decrease an economic interest.

(m) **Directors** means the directors of the Company from time to time.

(n) **Distribution and Escrow Deed** means the deed between Metabolic and Xceed dated 2 October 2008 setting out the terms and conditions in relation to the Xceed Distribution.

(o) **Employee Option Plan** means the employee option plan of the Company. A summary of the material terms and conditions of the Employee Option Plan is set out in Annexure A.

(p) **Explanatory Statement** means the explanatory statement that is annexed to the Notice of Meeting.

(q) **Independent Expert** means DMR Corporate Pty Ltd ACN 063 564 045.

(r) **Independent Expert's Report** means the report of the Independent Expert in Annexure B.

(s) **Metabolic** means Metabolic Pharmaceuticals Limited ACN 083 866 862.

(t) **Notice of Meeting** means this document, the notice of annual general meeting of Metabolic.

(u) **Offer** means the terms and conditions of the offer of the Employee Option Plan.

(v) **Options** means unquoted options issued pursuant to the Employee Option Plan where, if vested and exercised, one Option will entitle the holder to subscribe for one Share.

(w) **Performance Rights** means unquoted performance rights issued to certain employees of the Company pursuant to the Company's performance rights plan where, if vested and exercised, one Performance Right will entitle the holder to subscribe for one Share.

(x) **PolyNovo** means PolyNovo Biomaterials Ltd ACN 108 176 049.

(y) **PolyNovo Shares** means all fully paid ordinary shares in the capital of PolyNovo.

(z) **PolyNovo Acquisition** means the acquisition by Metabolic of all PolyNovo Shares from Xceed and CSIRO in exchange for 157,577,919 and 82,951,398 Shares respectively, subject to the passing of the relevant Resolutions and satisfaction or waiver of the Conditions Precedent by the relevant parties.

(aa) **Resolutions** means the resolutions that are set out in the Notice of Meeting and explained in the Explanatory Statement.

(bb) **Selective Buy-back** means the potential buy back of Shares by Metabolic from Xceed or CSIRO (as the case may be) in satisfaction of a breach of a Vendor Warranty by Xceed or CSIRO (as the case may be) in relation to the PolyNovo Acquisition and as set out in the Share Sale Agreement.

(cc) **Share Sale Agreement** means the agreement between the Company, PolyNovo, Xceed and CSIRO dated 2 October 2008 in relation to the PolyNovo Acquisition.

(dd) **Shares** means fully paid ordinary shares in the capital of the Company.

(ee) **Vendor Warranties** means the warranties provided by Xceed and CSIRO to Metabolic in relation to the PolyNovo Acquisition and as set out in the Share Sale Agreement.

(ff) **Xceed** means Xceed Capital Limited ACN 009 181 006.

(gg) **Xceed Distribution** means the proposed distribution of Shares by Xceed to its shareholders set out in paragraph 2.12 of the Explanatory Statement.

Notice is given that the AGM of the members of Metabolic Pharmaceuticals Limited will be held at the offices of Minter Ellison Lawyers at Level 23 North Tower, Rialto, 525 Collins Street, Melbourne, Victoria at 2.00 pm (Melbourne time) on 27 November 2008.

The business to be considered at the AGM is set out below. Information on the resolutions to which the business relates is contained in the Explanatory Statement.

1. Special business

1.1 Resolution 1 – Issue of Shares to Xceed

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> "Subject to the satisfaction or waiver of the Conditions Precedent and the approval of Resolution 2, that, for the purposes of Item 7 of section 611 of the Corporations Act and for all other purposes, approval is given to the issue of 157,577,919 Shares to Xceed (which will result in Xceed acquiring a relevant interest in voting shares in Metabolic which will result in its voting power in Metabolic exceeding 20%), having regard to the terms and conditions described in the Explanatory Statement."

Voting exclusion

Xceed is currently not a shareholder of the Company. However, the Company will disregard any votes cast on this Resolution by Xceed (to the extent it is a shareholder at the relevant voting time) and any associate of Xceed who is a shareholder of the Company. The Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form as the proxy decides.

1.2 Resolution 2 – Issue of Shares to CSIRO

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> "Subject to the satisfaction or waiver of the Conditions Precedent and the approval of Resolution 1, that, for the purpose of ASX Listing Rule 7.1 and all other purposes, approval is given to the issue of 82,951,398 Shares to CSIRO, having regard to the terms and conditions described in the Explanatory Statement."

Voting exclusion

CSIRO is currently not a shareholder of the Company. However, the Company will disregard any votes cast on this Resolution by CSIRO (to the extent it is a shareholder at the relevant voting time) and any associate of CSIRO who is a shareholder of the Company. The Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form as the proxy decides.

1.3 Resolution 3 – Change of company name

To consider and, if thought fit, to pass the following resolution as a special resolution:

> "Subject to completion of the PolyNovo Acquisition, that for the purposes of section 157(1) of the Corporations Act and all other purposes, approval is given that the name of the Company be changed to "PolyNovo Limited"."

Note

Under the Corporations Act, in order for this Resolution to be effective, it needs to be passed by a special majority of at least 75% of the votes cast by members entitled to vote on the Resolution either in person or by proxy.

1.4 Resolution 4 – Selective Buy-back

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That in accordance with Chapter 2J of the Corporations Act, approval is given to the Company for the Selective Buy-back as detailed in the Explanatory Statement."

Note

Under the Corporations Act, this Resolution needs to be passed by a special majority of at least 75% of the votes cast by members entitled to vote on the Resolution either in person or by proxy.

Voting exclusion

Xceed and CSIRO are not currently shareholders of the Company. However, in accordance with section 257D(1)(a) of the Corporations Act, no associate of Xceed or CSIRO may cast a vote in favour of this Resolution.

1.5 Resolution 5 – Employee Option Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, for the purpose of and in accordance with ASX Listing Rule 7.2 Exception 9(b), any issue of securities made under the Employee Option Plan be approved as an exception to ASX Listing Rule 7.1."

Voting exclusion

The Company will disregard votes cast on this Resolution by any Director and any associate of any Director. The Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form as the proxy decides.

2. Ordinary business

2.1 Accounts and reports

To receive and consider the annual report of the Company for the financial year ended 30 June 2008.

Note

This is not a Resolution and does not require shareholder approval.

2.2 Resolution 6 – Remuneration Report

To consider and, if thought fit, to pass the following resolution in accordance with section 250R(2) of the Corporations Act:

"That the remuneration report in the 2008 annual report of the Company be adopted."

Note

Listed companies are required to put the remuneration report to a vote at the Company's AGM. The Resolution is an ordinary resolution but is advisory only and does not bind the Directors or the Company.

2.3 Resolution 7 – Increase in the maximum annual remuneration of non-executive Directors

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, in accordance with ASX Listing Rule 10.17 and clause 62 of the Constitution, the maximum aggregate annual sum that may be paid by the Company as remuneration for the services of the non-executive Directors be increased by $100,000 from $300,000 to $400,000 with effect on and from the date of the AGM."

Exclusion Statement

The Company will disregard votes cast on this Resolution by any Director and any associate of any Director. The Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form as the proxy decides.

2.4 Resolution 8 – Re-election of Director (Rob Stewart)
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Rob Stewart, being a Director who retires by rotation in accordance with clause 59 of the Constitution and is eligible for re-election, be elected as a Director."

Note
Rob Stewart has been a Director since 4 April 2007 and was last re-elected on 2 November 2007. Mr Stewart is presented for re-election in accordance with the director rotation requirements of the Constitution.

2.5 Resolution 9 – Appointment of Director (Iain Kirkwood)
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Iain Kirkwood, having been appointed a Director by the Board on 30 April 2008, being eligible and having signified his candidature for the office, be elected as a Director."

Note
If the PolyNovo Acquisition proceeds, it is intended that Iain Kirkwood will resign as a Director.

2.6 Resolution 10 – Appointment of Director (Paul Lappin)
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Paul Lappin, having been appointed a Director by the Board on 21 May 2008, being eligible and having signified his candidature for the office, be elected as a Director."

2.7 Resolution 11 – Appointment of Director (Franklyn Brazil)
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That Franklyn Brazil, having been appointed a Director by the Board on 21 May 2008, being eligible and having signified his candidature for the office, be elected as a Director."

3. Voting entitlement

For the purposes of the AGM and in accordance with regulation 7.11.37 of the *Corporations Regulations 2001*, it has been determined that the members entitled to attend and vote at the AGM shall be those persons who are recorded on the register of members at 2.00 pm (Melbourne time) on 25 November 2008.

4. Quorum

The Constitution of the Company provides that a quorum for a meeting of shareholders is two shareholders present personally or by representative, attorney or proxy.

5. Majority required for the Resolutions to be passed

(a) All Resolutions (except for Resolutions 3 and 4) will be passed if at least 50% of the votes on each Resolution (either in person, proxy, attorney or by corporate representative) are in favour of each Resolution.

(b) Resolutions 3 and 4 will only be passed if at least 75% of the votes on the Resolution (either in person, proxy, attorney or by corporate representative) are in favour of the Resolution.

(c) Shareholders should note that while Resolution 6 will be put to the meeting as an ordinary resolution, it is advisory only and does not bind the Directors or the Company.

6. Proxies

(a) Any member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote on their behalf. The person or persons so appointed need not necessarily be members of the Company.

(b) Where two proxies are appointed, each proxy should be appointed to represent a specified portion or number of the member's voting rights (failing which each appointee will be entitled to cast half the member's votes).

(c) A proxy form is enclosed. Please ensure that your proxy instructions are received not later than 2.00 pm (Melbourne time) on 25 November 2008 at the Company's share registry, Computershare Investor Services Pty Ltd:

- **Mail:** GPO Box 242, Melbourne VIC 3001.
- **Facsimile:** +61 3 9473 2555.

(d) A body corporate member may elect to appoint a representative, rather than appoint a proxy, in accordance with section 250D of the Corporations Act. Where a body corporate appoints a representative, the Company requires written proof of the representative's appointment to be lodged with or presented to the Company before the meeting.

(e) If you return your proxy form but do not nominate a representative, the Chair of the AGM will be your proxy and will vote on your behalf as you direct on the proxy form. If your nominated representative does not attend the meeting then your proxy will revert to the Chair of the AGM and he will vote on your behalf as you direct on the proxy form. If a proxy is not directed how to vote on an item of business or Resolution, the proxy (including, if applicable, the Chair of the AGM) may vote, or abstain from voting, as they think fit. For the avoidance of doubt, the Chair intends to vote, in favour of the applicable Resolutions.

By order of the Board

B Shave

Belinda Shave
Company Secretary
27 October, 2008

1. Introduction

This Explanatory Statement has been prepared to assist members of the Company to understand the Resolutions specified in the Notice of Meeting that will be put to members at the forthcoming AGM.

2. Overview of the PolyNovo Acquisition (Resolutions 1 and 2)

2.1 What is the PolyNovo Acquisition?

(a) The PolyNovo Acquisition will involve the acquisition by Metabolic of all PolyNovo Shares from Xceed and CSIRO. In return, Metabolic will issue 157,577,919 Shares to Xceed and 82,951,398 Shares to CSIRO, being a total of 240,529,317 Shares.

(b) Completion of the PolyNovo Acquisition is subject to the following:

(i) Metabolic shareholders must approve Resolutions 1 and 2; and

(ii) the Conditions Precedent (as set out in paragraph 2.7 of this Explanatory Statement) must be satisfied or waived by the relevant parties.

(c) If the PolyNovo Acquisition proceeds, PolyNovo will become a wholly owned subsidiary of Metabolic and Metabolic will change its name to "PolyNovo Limited".

(d) The value of the PolyNovo Acquisition is deemed to be approximately $13,158,855, based upon the total value of the PolyNovo Shares that Metabolic will acquire from Xceed and CSIRO. Therefore, the PolyNovo Acquisition values the issue price of each Share to be 5.47 cents, based upon the total number of Shares that Metabolic will issue to Xceed and CSIRO.

(e) Immediately after the PolyNovo Acquisition, the issued capital of Metabolic will be as follows:

Shareholder	No. of shares	%
Xceed (to be distributed to Xceed shareholders in accordance with the Xceed Distribution)	157,577,919	29.07
CSIRO	82,951,398	15.30
Other shareholders	301,611,409*	55.63
Total	542,140,726*	100

- The totals include 207,288 Shares expected to be issued on the exercise of Performance Rights, but do not include any Shares that may result from the exercise of the Options as the exercise price of the Options is significantly above the current Share price.

2.2 PolyNovo background

(a) PolyNovo is a Melbourne-based company focused on developing its novel patented family of biodegradable polymers NovoSorb™ for use in medical devices.

(b) NovoSorb™ is based on the novel composition of matter and process patents developed within CSIRO's Division of Molecular and Health Technologies. PolyNovo is focussed on commercialising NovoSorb™ to produce a range of medical products that can be safely broken down and excreted (biodegradable) and utilised (bioresorbable) by the human body. NovoSorb™ offers flexibility which allows it to be formulated either as an injectable gel that can be cured in-situ or on demand or as a solid form product with compressive strength similar to bone. NovoSorb™ can be tailored to large world markets with potential applications in areas as diverse as orthopaedics, orthodontics, drug delivery, wound care, tissue engineering, nerve regeneration and cartilage repair.

(c) PolyNovo has signed three international deals since 2006 with some of the world's largest medical device companies and is expanding its NovoSorb™ polymer production capacity to supply material to these companies for product development.

(i) PolyNovo entered into licensing, supply and investment agreements with US-based Medtronic Inc (Medtronic) in 2006 for the commercialisation of NovoSorb™ focusing on producing biodegradable stent products. Stents are small mesh like tubes that are used to open vessels within the body, the most common use is for clogged arteries and is aimed at reducing the risk of heart attack in patients. An ideal biodegradable stent would likely capture a significant part of the current worldwide stent market which is estimated to be US$5.5 billion per annum.

(ii) PolyNovo entered into collaboration with Biomet Inc (Biomet) in 2007 for the development of products for cranial and facial surgery and for cartilage repair. Cranial and facial repair involves joining of fractured bones to allow the bone to heal in the correct shape. Cartilage repair involves joining of torn soft tissue in the knee joint so that it may heal. Biomet and its subsidiaries design, manufacture and market products that encompass most aspects of orthopaedic medicine. The current existing global cranial and facial bone repair market is estimated to be approximately US$600 million per annum and the world-wide value of the cartilage repair market, for a wide range of cartilage injuries, is estimated to be US$3 billion per annum.

(iii) PolyNovo entered into a partnering and licensing agreement with Smith & Nephew plc (Smith & Nephew) in 2008 for the development, supply and commercialisation of NovoSorb™ focusing on fracture fixations and bone void fillers. Metallic fracture fixation devices (screws and plates) are used in situations where the patient will need to have some level of load bearing capacity in the repaired bone shortly after treatment. PolyNovo and Smith & Nephew are working on NovoSorb™ based applications that have the potential to reduce or remove the need for traditional metallic fixation.

Complex orthopaedic fractures often leave areas of bone that cannot satisfactorily be reattached using screws and plates. In these situations bone void fillers may be used to assist the healing process. NovoSorb™ could potentially be used as bone void filler as it is injectable and can form a porous rigid structure. The estimated market for the first applications currently being developed in these fields of use is estimated to be US$150 million per annum.

(d) PolyNovo has other device developments, NovoSkin and NovoCosmetica, through two joint ventures with high profile Australian-based medical professionals. The focus of NovoSkin is to develop a range of innovative wound management products, such as liquid bandages and a dermal matrix for full skin thickness injuries. The focus of NovoCosmetica is to develop a range of innovative dermal filler products (NovoFill™). Each venture has been established to undertake the device development in the form of a feasibility program. As the milestones within the feasibility programs are reached, the products are de-risked and their value increases. If the final milestones are reached and successful pilot clinical trials have been conducted, these ventures will be incorporated. The medical specialists included will receive shares in the newly formed company.

(e) PolyNovo has previously been based out of CSIRO, but has recently entered into a lease for new facilities in Port Melbourne. A fit-out of new offices and laboratory facilities have commenced that will enable PolyNovo to continue its development programs over the coming years. PolyNovo will commence relocation to these new premises at the end of November, with the new facility being completely functional by the end of January 2009.

2.3 Metabolic background

A summary of Metabolic's present activities is set out below.

(a) **Oral Peptide Delivery Platform**

Metabolic has been developing a platform to create new, oral versions of a variety of injected peptide drugs. While the project generated positive results from new peptides administered orally in animal studies, the Company was unable to solve a number of technical issues. For this reason the project was placed on hold in June 2008 and no further work has been undertaken since that time on this project.

(b) **NRP Project**
Metabolic has been working in collaboration with Neuren Pharmaceuticals Limited (Neuren) to develop *Neural Regeneration Peptides* (*NRPs*), a group of small peptide drugs that appear to protect nerves from damage and help them recover. Previous animal studies have suggested that a possible lead drug candidate, *NNZ-4945*, has the potential to treat motor neuron disease and peripheral neuropathy. Results from a 2007 study in a rodent model of motor neuron disease using *NNZ-4945* indicated that the drug extended the life expectancy of mice with this disease.

There are currently very few treatment options for this fatal neurodegenerative disease. Additional animal studies are in progress to further test the potential of *NRPs* for motor neuron disease and further work to select the best individual drug candidate within this class of compounds.

This programme is a joint project with Neuren with all intellectual property, development costs and commercial outcomes to be shared equally.

(c) **Osteoporosis drug**
Metabolic has been developing *AOD9604*, a peptide drug derived from human growth hormone, which has previously been shown to prevent osteoporosis when delivered once per day to rats, in the standard animal models for human osteoporosis. Results from more recent rat experiments have indicated that *AOD9604* may also have a role in treating the disease. As the drug was previously developed for obesity, Metabolic benefits from the knowledge gained in previous clinical trials, and in particular its very good safety record in humans.

Metabolic is currently preparing a data package for the programme and will seek to out-licence the drug to a partner with the capability to manage the long and expensive trials required for osteoporosis drugs.

(d) **Future direction**
The Directors have determined that in the current circumstances rebuilding Metabolic's pipeline by acquisition and development of projects is too lengthy a process and that Metabolic would be best served by identifying a merger and acquisition transaction, such as the PolyNovo Acquisition, to add value in the medium term.

Metabolic has been carefully conserving cash and has begun the new financial year (2008-09) with approximately $16 million in cash and interest bearing deposits, after allowing for downsizing costs.

2.4 Profile of Metabolic if the PolyNovo Acquisition proceeds
Should the PolyNovo Acquisition proceed, Metabolic will remain a biotechnology and pharmaceutical driven company. The proposed acquisition of PolyNovo, while a material transaction, does not preclude Metabolic, in the medium term, from looking to acquire other projects in complementary or different fields.

2.5 Summary of the Share Sale Agreement
The table below provides a summary of the material provisions in the Share Sale Agreement that are not otherwise discussed in this Explanatory Statement.

Issue	Share Sale Agreement provision
Parties	Metabolic, Xceed, CSIRO and PolyNovo.
Conditions precedent	A summary of the material Conditions Precedent to completion of the PolyNovo Acquisition is set out in section 2.7 in the Explanatory Statement. In order for the PolyNovo Acquisition to proceed, the Conditions Precedent must either be satisfied or waived on or prior to 28 November 2008.
Warranties	**General** Xceed and CSIRO (as the vendors) have provided warranties to Metabolic and Metabolic (as purchaser) has provided warranties to Xceed and CSIRO. Given the differences in the nature of their respective organisations (Xceed is a publicly-listed entity and CSIRO is a government organisation), two different warranty regimes apply to Xceed and CSIRO. Xceed and CSIRO are severally liable for their own warranties and are not jointly or jointly and severally liable. **Xceed and CSIRO vendor warranties** Xceed and CSIRO have each provided warranties in relation to their ability to enter into the Share Sale Agreement, their ownership of the PolyNovo Shares, their capacity to sell the PolyNovo Shares and their solvency position **(Absolute Warranties)**. In addition, Xceed has provided secondary warranties **(Secondary Warranties)** in relation to PolyNovo and its business including as to financial matters, material contracts, tax, employment, litigation, assets and the intellectual property position of PolyNovo. CSIRO has not provided Metabolic any secondary warranties in relation to PolyNovo and its business in exchange for a 7% reduction in Share consideration and CSIRO granting to Metabolic a first right to make an offer to acquire or license new technology developed by CSIRO that would compete with technologies currently being developed by PolyNovo. This right of first offer operates for five years from completion of the PolyNovo Acquisition and is subject to certain other conditions (for example, CSIRO retaining a minimum 10% Shareholding in Metabolic). **Metabolic** The main warranty Metabolic has provided to Xceed and CSIRO is in relation to Metabolic's net cash position which Metabolic has warranted to be at least $15 million **(Net Cash Position Warranty)**. The other warranties Metabolic has provided include those typically provided by a purchaser in a merger and acquisition transaction where shares are issued as consideration.

Issue	Share Sale Agreement provision
Maximum liability for warranty claims	The regime surrounding a breach of warranty by the parties is different to typical merger and acquisition transactions. **Xceed and CSIRO** If Xceed or CSIRO breach an Absolute Warranty, Xceed's maximum aggregate liability is $8,626,500 and CSIRO's maximum liability is $4,532,355. If Xceed breaches a Secondary Warranty, its maximum aggregate liability is limited to the aggregate of the market value of Shares it holds at the date Metabolic makes a claim, plus any cash realised from sales by Xceed of Shares. If, for example, Xceed distributes all of its Shares pursuant to the Xceed Distribution, Xceed's liability for a Secondary Warranty claim will be limited to the cash realised from the sale of Shares by Xceed (if any). It should also be noted that during the 12 month period from completion of the PolyNovo Acquisition, Xceed must retain a minimum 3 million Shares (Warranty Shares) under a holding lock for the purpose of being relinquished if Metabolic makes a warranty or indemnity claim. To the extent that Xceed is permitted to transfer or sell the Warranty Shares, Xceed is obliged to hold on deposit cash equivalent of 5.3 cents for each Warranty Share that has been sold or transferred (to potentially contribute towards any warranty or indemnity claim by Metabolic). Xceed and CSIRO may discharge their liability amounts by either paying Metabolic in cash or by relinquishing Shares to Metabolic pursuant to the Selective Buy-back (which is explained in section 6 of the Explanatory Statement). **Metabolic** If Metabolic breaches the Net Cash Position Warranty, its maximum aggregate liability is limited to the extent that Metabolic's net cash position is less than $15,000,000. If this occurs, Metabolic will satisfy its liability by issuing new Shares to Xceed and CSIRO. If Metabolic breaches any other warranty, its maximum aggregate liability is limited to $8,626,500 in the case of Xceed and $4,532,355 in the case of CSIRO. If this occurs, Metabolic will satisfy its liability by either paying the liability amount in cash or issuing new Shares to Xceed and CSIRO as relevant.
Disclosure letter regime	Unlike typical merger and acquisition transactions where a disclosure letter is provided at the time of execution of the transaction documents, Xceed and Metabolic may provide a disclosure letter to the other at any time up to one business day before their respective general meetings to approve the PolyNovo Acquisition. To the extent that a breach of warranty is disclosed, while the non-defaulting party does not have an ability to make a warranty claim, it may choose to terminate the Share Sale Agreement. If so, the PolyNovo Acquisition would not proceed. The disclosure letter regime does not apply to CSIRO.

2.6 Changes to the Board if the PolyNovo Acquisition proceeds

Board structure up to the AGM and prior to PolyNovo Acquisition*	Proposed Board structure if the PolyNovo Acquisition proceeds+
Rob Stewart (Non-executive Chairman)	Rob Stewart (Non-executive Chairman)
Paul Lappin (Non-executive Director)	Paul Lappin (Non-executive Director)
Franklyn Brazil (Non-executive Director)	Franklyn Brazil (Non-executive Director)
Iain Kirkwood (Non-executive Director)	Ian Griffiths (Chief Executive Officer and Managing Director)
Don Clarke (Non-executive Director)	Stewart Washer# (Xceed-appointed Director)
	Bruce Rathie^ (Non-executive Director)

* Subject to the passing of relevant re-election and election of Directors Resolutions.

\+ Subject to the appointment of the new Directors, Iain Kirkwood and Don Clarke will resign as Directors.

\# Stewart Washer, as Xceed's Board representative (or such other person as is approved by Metabolic from time to time), will be appointed to the Board and will remain as a Director for so long as Xceed holds at least 10% of the issued share capital in Metabolic. Xceed will hold below 10% of the issued share capital in Metabolic upon completing the Xceed Distribution.

^ Bruce Rathie is an existing PolyNovo director and will be appointed to the Board for an initial period (a minimum of six months) until such time as the Board identifies and approves an appropriate replacement Director with relevant experience. Mr Rathie will then resign as a Director and the replacement Director will be appointed to the Board to fill a casual vacancy and be subject to normal re-election by the Company's members.

If the PolyNovo Acquisition proceeds, it is intended that Ian Griffiths will become the chief executive officer and managing director of Metabolic. For the avoidance of doubt, if the PolyNovo Aquisition does not proceed, Dr Griffiths will not become a Director or an employee of Metabolic and no Options will be issued to Dr Griffiths.

As part of the remuneration of Ian Griffiths, Metabolic proposes to issue 7,500,000 Options (in three tranches each of 2,500,000 Options) to Dr Griffiths at an exercise price of 6 cents per Option. The vesting of each tranche will be subject to meeting operational and financial performance hurdles set by the Board each relevant financial year. Any unexercised Options will expire on the fifth anniversary from the date of grant.

2.7 What Conditions Precedent need to be fulfilled or waived for the PolyNovo Acquisition to proceed?

The PolyNovo Acquisition is subject to following the Conditions Precedent that must either be satisfied or waived on or before 28 November 2008 or such other date as agreed by the relevant parties entitled to the benefit (as noted below in brackets):

(a) approval of the PolyNovo Acquisition by the shareholders of Xceed and Metabolic (Metabolic, Xceed and CSIRO);

(b) approval by the ASX in relation to completion of the PolyNovo Acquisition, or to the extent that certain ASX requirements must be met, the satisfaction of those ASX requirements (Metabolic, Xceed and CSIRO);

(c) there is no material breach of the warranties provided by Metabolic before completion of the PolyNovo Acquisition (Xceed and CSIRO);

(d) there is no material breach of the warranties provided by Xceed and CSIRO before completion of the PolyNovo Acquisition (Metabolic);

(e) the agreement of Medtronic Inc. (a US company with which PolyNovo has entered into an investment agreement under which Medtronic Inc can subscribe for shares in PolyNovo on the happening of certain events) on terms acceptable to Metabolic:

   (i) to completion of the PolyNovo Acquisition; and

   (ii) to waive its right to invest in PolyNovo or accept a right to invest in Metabolic in substitution and to waive some of its other rights under the investment agreement and other agreements (Metabolic);

(f) an employment agreement between Metabolic and Ian Griffiths has been executed (subject to completion of the PolyNovo Acquisition) on terms reasonably acceptable to Metabolic (Metabolic);

(g) cancellation of all existing options in PolyNovo and agreement between the parties upon the issue of new Options to current PolyNovo employees (Metabolic); and

(h) confirmation in respect of certain administrative matters in relation to PolyNovo intellectual property rights (Metabolic).

2.8 What has the Independent Expert said?

The Independent Expert has concluded that the PolyNovo Acquisition is **fair and reasonable** to the shareholders of Metabolic. A copy of the Independent Expert's Report is in Annexure B.

2.9 What will happen if Resolutions 1 and 2 are passed?

(a) If both Resolutions 1 and 2 are approved by shareholders and all Conditions Precedent are fulfilled or waived, the PolyNovo Acquisition will proceed.

(b) However, if both Resolutions 1 and 2 are approved by shareholders but not all Conditions Precedent are fulfilled or waived, the PolyNovo Acquisition will not proceed unless Metabolic, Xceed and CSIRO agree otherwise.

2.10 What are the implications if Resolutions 1 and 2 are not passed?

If both Resolutions 1 and 2 are not passed:

(a) the PolyNovo Acquisition will not proceed;

(b) the Company will not change its name, (as contemplated in Resolution 3);

(c) Don Clarke and Iain Kirkwood will not resign as Directors;

(d) Metabolic will have incurred costs and expended management time and resources in developing and pursing the PolyNovo Acquisition without the benefits of the PolyNovo Acquisition being delivered;

(e) Metabolic will continue in its current form and the Board will continue to look for further merger and acquisition opportunities or conduct an orderly voluntary winding up and return any cash then accumulated to shareholders; and

(f) the value of the Shares each shareholder holds in the longer term may rise above or fall below the prevailing price of Shares at the time of making your voting decision.

2.11 When will the PolyNovo Acquisition proceed, if approved?

It is expected that completion of the PolyNovo Acquisition will take place immediately following all Conditions Precedent having been either satisfied or waived. If, as expected, all Conditions Precedent (other than Xceed and Metabolic shareholder approval) have been satisfied or waived prior to the AGM, and assuming both Resolutions 1 and 2 are approved, it is expected that completion of the PolyNovo Acquisition will take place on 28 November 2008.

2.12 How will Xceed deal with its Shares after the Proposed Acquisition?

(a) As part of the PolyNovo Acquisition, Xceed is required to distribute the Shares it receives pursuant to the PolyNovo Acquisition (except for 7.4 million Shares that Xceed intends to retain) to its shareholders within a timeframe that is expected to be no greater than one month from completion of the PolyNovo Acquisition.

(b) If the Xceed Distribution has not occurred within three months from completion of the PolyNovo Acquisition, all Shares that Xceed receives (including the 7.4 million Shares that Xceed intends to retain) will be subject to ASX-imposed escrow until the first anniversary of completion. In that instance Xceed must, at the end of the ASX-imposed escrow period commence an orderly sell-down of the Shares it holds (excluding the 7.4 million Shares it intends to retain) so that by no later than six months after that date (ie 18 months after completion), Xceed will own not more than 10% of the issued capital in Metabolic.

2.13 What are the benefits of the PolyNovo Acquisition?

(a) PolyNovo's NovoSorb™ has a defined future development path underpinned by executed international licensing deals with very large international medical device companies (such as Medtronic, Biomet and Smith & Nephew).

(b) The revenue potential of these contracts is substantial. The global markets for the various medical products/devices being developed using the polymers developed by PolyNovo are large. For example, the estimated global sales for stents are around US$5.5 billion per annum.

(c) NovoSorb™ presents lower risk than for the other programmes in Metabolic's pipeline because the pathways to market are typically faster and lower cost for medical devices than drug development.

(d) The development time and costs for medical devices (in which NovoSorb™ is to be used) are generally shorter and lower than for new drugs and therefore present less risk to Metabolic.

(e) PolyNovo has a diverse portfolio of potential products with potential applications in areas as diverse as orthopaedics, orthodontics, drug delivery, wound care, tissue engineering, nerve regeneration and cartilage repair. Therefore, there is less reliance on a single product for success.

(f) Metabolic's cash will enable PolyNovo to accelerate its current development plan to deliver on its licensing deals.

(g) PolyNovo's current projected cash requirements are comfortably within Metabolic's existing cash reserves.

2.14 What are the disadvantages of the PolyNovo Acquisition?

As a result of the PolyNovo Acquisition, it is likely that Metabolic will not be able to undertake other immediate merger and acquisition opportunities.

2.15 What are the risks of the PolyNovo Acquisition?

The below list of risk factors should not be taken to be an exhaustive description of risks faced by Metabolic or by Metabolic's shareholders should the PolyNovo Acquisition proceed. The factors below, and others not specifically referred to below, may in the future materially affect the financial and operational performance of PolyNovo and therefore Metabolic and the value of Shares, should the PolyNovo Acquisition proceed.

Competitive position

(a) There can be no assurance that other parties will not develop products that directly or indirectly compete with PolyNovo or supersede products (either developed or which are being developed) of PolyNovo.

(b) The introduction of new surgical techniques or the introduction of new drugs or medical devices may impact on the usefulness of PolyNovo products and result in limited or no market acceptance of products developed by PolyNovo. This also applies to products developed by PolyNovo licensees.

(c) There may be unexpected changes in customer demands or expectations for the existing products or products currently in development by PolyNovo.

(d) Many of PolyNovo's target applications will be new methods of treatment and may require surgeon re-training and as such may have delayed or no market acceptance.

(e) PolyNovo's competitors in Australia and abroad are numerous and include, among others, major multinational companies. There can be no assurance that PolyNovo's competitors will not succeed in developing technologies and products that are more effective or which are delivered to the retail market faster, than any which are, or are being developed, by PolyNovo.

(f) The performance of PolyNovo's products is critical to its reputation and to its ability to achieve market acceptance of these products. Any product failure could have a material adverse effect on PolyNovo's business, results of operations and financial conditions.

Regulatory environment

(g) Products derived from PolyNovo's research and development may be subject to numerous government regulatory approvals and controls throughout the world and these will affect both the timing and the costs of bringing these products to the market.

(h) Delays or failures in obtaining regulatory approval for a product would be likely to have a serious adverse effect on the value of PolyNovo and have a consequent impact on the financial performance of PolyNovo.

Intellectual property and litigation

(i) Medical devices are often the subject of product failure based litigation. Polymers are required to be delivered which must conform to the specification grades which are to be used in medical devices as stipulated in certain contracts to which PolyNovo is a party. Supply of materials that fail to meet such specifications that are used in medical devices carries a risk of liability in the case of device failure.

(j) Patents are often created around medical device design. A medical device made from NovoSorb™ may be part of a future legal dispute which could lead to delays in sales, reduced revenue from sales or the device being withdrawn from the market entirely.

(k) Some devices may be constructed in part with NovoSorb™ and have other technologies incorporated into the device. No guarantee can be given that unforeseen technical, legal, financial or clinical complications will not arise through the amalgamation of NovoSorb™ and the other technologies in the device.

(l) Because the patent positions of biotechnology companies can be highly uncertain and frequently involve complex legal and scientific evaluation, neither the breadth of claims allowed in biotechnology patents nor their enforceability can be predicted. There can be no assurance that any patents that PolyNovo may own or control or licence now and in the future will afford PolyNovo commercially significant protection of its intellectual property or its projects or have commercial application.

(m) The testing, marketing and sale of new technology based products entails an inherent risk of product liability, and there can be no assurance that product liability claims will not be asserted against PolyNovo.

Reliance on a small number of licensees

(n) PolyNovo will be dependent on a relatively small number of key long-term licensees. Any circumstance that causes the loss of one or more commercial arrangements with any of these licensees, could materially impact on the operating results of PolyNovo. In particular, a significant portion of PolyNovo's income is expected to be derived from the licensing arrangements with Medtronic Inc. Loss of income from this licensing arrangement would materially affect PolyNovo's future profitability.

3. Issue of Shares to Xceed (Resolution 1)

3.1 Item 7 of section 611 of the Corporations Act

(a) Shareholder approval is required under section 611 item 7 of the Corporations Act for the proposed issue of Shares to Xceed in accordance with Resolution 1.

(b) Shareholder approval under section 611 item 7 of the Corporations Act is an exception under ASX listing rule 7.2 and therefore, shareholder approval under ASX listing rule 7.1 is not required for the issue of Shares to Xceed.

(c) Subject to a number of exceptions, section 606 of the Corporations Act prohibits a person acquiring a relevant interest in issued voting shares in a company if, as a result of the acquisition, that person's or someone else's voting power in the company increases from less than 20% to more than 20%, or from a starting point that is above 20% and below 90%.

(d) "Voting power" is defined in section 610 of the Corporations Act as meaning the total number of votes attached to all the voting shares of a person and their associates as a percentage of the total voting shares in a company.

(e) Item 7 of section 611 of the Corporations Act provides an exception to the prohibition in section 606 of the Corporations Act in circumstances where shareholders of a company approve an acquisition of shares by virtue of an allotment or acquisition at a meeting at which no votes are cast by parties involved in the proposed acquisition, including their associates.

(f) The requirement to obtain shareholder approval under item 7 of section 611 of the Corporations Act is a means by which the rights of existing shareholders may be protected in circumstances where control of a company may change.

The Company currently has 301,404,121 Shares on issue, 207,288 Performance Rights on issue and 363,233 Options on issue. If those Performance Rights are vested and exercised, a total of 301,611,409 Shares would be on issue.

The Options currently on issue have been disregarded as the exercise price for these Options is significantly above the current Share price.

As at the date of this notice, Xceed holds no Shares and its voting power in the Company is 0%. Assuming no other new Shares are issued, as Xceed's shareholding in the Company will be 29.07% (until such time Xceed conducts the Xceed Distribution or a sell-down of its Shares), approval of Resolution 1 is sought to enable Metabolic to issue 157,577,919 new Shares to Xceed.

3.2 Information prescribed by ASIC Regulatory Guide 74

ASIC Regulatory Guide 74 "Acquisitions agreed to by shareholders" specifies certain information that must be provided to shareholders where their approval of a proposed issue of shares in a company is sought. Accordingly, the following information is provided regarding the proposed issue of new Shares to Xceed pursuant to the Proposed Acquisition.

(a) **Identity of the person proposing to acquire new Shares**

If Resolution 1 is passed, 157,577,919 new Shares will be issued to Xceed. Xceed is an investment company based in Perth, Australia and is listed on the ASX. Historically, Xceed has worked closely with CSIRO to successfully spin-off two companies. These companies, Boron Molecular Pty Ltd (Boron) and PolyNovo both commenced with exclusively licensed or assigned core technologies developed by CSIRO. Xceed's primary focus has been to provide PolyNovo and Boron with the resources necessary to ensure their technologies are successfully commercialised.

(b) **Associates of Xceed**

Ian Griffiths, Peter Francis, George Cameron-Dow and Patrick O'Conner are directors of Xceed and are therefore deemed to be associates of Xceed.

(i) Ian Griffiths has an interest in 1,666,667 Shares;

(ii) Peter Francis has an interest in 3,343,333 Shares;

(iii) George Cameron-Dow has an interest in 400,000 Shares; and

(iv) Patrick O'Conner has an interest 575,393 Shares.

(c) **Full particulars (including the number and the percentage) of the Shares which Xceed will be entitled to immediately before and after the PolyNovo Acquisition**

As at the date of this notice, Xceed currently holds no Shares. The number of new Shares to be issued to Xceed pursuant to the PolyNovo Acquisition will be 157,577,919. Assuming no additional new Shares are issued to Xceed, this will constitute a percentage holding of 29.07% of the total number of Shares on issue in the Company (until such time Xceed conducts the Xceed Distribution or a sell-down of its Shares).

(d) **The identity of any person who will have a relevant interest in the Shares to be allotted**

If Resolution 1 is passed by the shareholders and the PolyNovo Acquisition proceeds, new Shares will be issued to Xceed and Xceed will have a relevant interest in those new Shares.

Under section 608(1) of the Corporations Act, a person has a "relevant interest" in securities (such as shares in a company) if they:

(i) are the holder of the securities; or

(ii) have the power to exercise, or control the exercise of, a right to vote attached to the securities; or

(iii) have the power to dispose of, or control the exercise of a power to dispose of, the securities.

The Corporations Act also provides that a person has a relevant interest in any securities in a company which are held by a body corporate in which the person's voting power is above 20%. A person is also deemed to have a relevant interest in any securities in a company which are held by a body corporate that the person controls.

(e) **The voting power that Xceed would have as a result of its acquisition of new Shares, and the maximum extent of the increase in Xceed's voting power in the Company that would result from its acquisition of new Shares**
Xceed currently holds no Shares. The number of new Shares to be issued to Xceed pursuant to the PolyNovo Acquisition will be 157,577,919 Shares which, assuming no additional new Shares are issued, would constitute a percentage holding of 29.07% of Metabolic's Share capital (until such time Xceed conducts the Xceed Distribution or a sell-down of its Shares).

Therefore, the maximum extent of the increase in Xceed's voting power in the Company as a result of the PolyNovo Acquisition is 157,577,919 Shares or 29.07% (until such time Xceed conducts the Xceed Distribution or a sell-down of its Shares).

(f) **Identify associations and qualifications of any proposed Director.**
If the PolyNovo Acquisition proceeds, it is intended that:

(i) Ian Griffiths will be appointed as chief executive officer and managing Director of the Company;

(ii) Stewart Washer, as Xceed's Board representative (or any other person as approved by the Board from time to time), will be appointed as a Director for so long as Xceed holds at least 10% of the issued share capital in the Company; and

(iii) Bruce Rathie, a current director of PolyNovo, will be appointed as a Director for an initial period (a minimum of six months) until such time as the Board identifies and approves a replacement Director who has relevant experience. Mr Rathie will then resign and his replacement will be appointed to fill a casual vacancy and be subject to normal election by the Company's members.

Biographical details of each of Dr Griffiths, Mr Rathie and Dr Washer are as follows:

Dr Ian Griffiths Ph.D, BSc in Polymer Science (UMIST, UK), Dip Business Administration

Dr Ian Griffiths is the inaugural Chief Executive Officer of PolyNovo. He has a degree in polymer chemistry and a Ph.D. in polyurethane physics from the University of Manchester (UK). Dr Griffiths has extensive experience in the set-up, management and development of biomaterials companies.

Dr Griffiths was a founding member of In-Vibo, a biomaterials subsidiary business of Victrex International Ltd. Following this, he joined AorTech International and worked within their cardio vascular division, before being seconded to assist in the running and development of Aortech Biomaterials Pty Ltd (Aortech Biomaterials) a newly acquired technology start-up business in Melbourne, Australia. As Business Unit Director at Aortech Biomaterials, Dr Griffiths managed the establishment of manufacturing facilities, technology transfer from CSIRO and eventually took over business development activities. Dr Griffiths worked with the group CEO to conclude a series of transactions with Aortech Biomaterials' technology (Elast-Eon) including those with St Jude Medical (pacemaker leads), Edwards Life Science (heart valves) and Abbott Laboratories (stent coatings).

He has specific industry knowledge and commercial experience in the fields of cardiac surgery, interventional cardiology, cardiac rhythm management, orthopaedics and cosmetic surgery. He has worked with development groups and regulatory agencies on numerous medical devices that are currently commercially available.

Dr Griffiths has also served on the Board of Xceed for three years.

Mr Bruce Rathie B.Com, LL.B, MBA, Grad Dip CSP, SA Fin., FAICD, FAIM

Mr Bruce Rathie is the inaugural Non-Executive Chairman of PolyNovo. He is currently the National Executive Director of the Australian Institute of Management and holds degrees in law, commerce and business. Mr Rathie is also a Fellow of AICD and AIM and is a member of Chartered Secretaries Australia and the Financial Services Institute of Australasia.

He is a former partner in a major Queensland legal firm and was Senior In-House Counsel to Robert Holmes a Court's Bell Resources in the mid 1980's. He received his MBA from Geneva University and IMI and then went into investment banking in 1986 which took him to New York for two years returning to Sydney in 1990.

Mr Rathie spent the 1990's in the finance industry in Sydney, the last five years as a Director of Investment Banking and Head of the Industrials Group at Salomon Smith Barney where he handled the firm's role in the privatisations of Qantas, the Commonwealth Bank and Telstra. He has been in business since 2000 and is currently Chairman of Uniting Care Ageing NSW & ACT, Chairman of BioLayer Corporation Limited (ASX: BLS), a Non-Executive Director of USCOM Limited (ASX: UCM), a Non-Executive Director of DataDot Technology Limited (ASX: DDT), Chairman of DataTraceDNA Pty Ltd and a Director of Carbon Energy Pty Ltd.

Dr Stewart Washer BSc, Ph.D Biotechnology

Dr Washer has been an Executive Director of Xceed since May 2008. He has over 17 years of senior executive and board experience in commercial technology companies in the medical, food, agricultural and industrial sectors.

Dr Washer was previously the founding Chief Executive Officer of Phylogica Ltd (ASX: PYC) (January 2005 – February 2008), is currently a Non-Executive Director of Genesis Ltd (ASX: GEN) (Director since June 2005), a Non-Executive Director of Healthlinx Limited (ASX: HTX) (appointed 1 April 2008), and is Non-Executive Chairman of Hatchtech Pty Ltd (Chairman since December 2007). He is currently a Venture Partner with the Swiss Inventages Fund, a €1.5 billion life science fund.

He was also previously the Chief Executive Officer of Celentis where he managed the commercialisation of intellectual property from AgResearch in New Zealand with 650 scientists and $130 million revenues. During this time he formed and governed a number of successful biotechnology companies that employed over 100 people with profitable revenues in excess of $30 million and founded BioPacific Ventures, a $120 million life-science fund.

Dr Washer also sits on the Senate at Murdoch University as a Senator and is on the Federal Government Advisory Panel for Industrial Biotechnology and is a Director of AusBiotech Organisation.

(g) **Xceed's intentions for the future of the Company if its acquisition of new Shares is approved**

The details set out in this section (g) are required by ASIC Regulatory Guide 77.

If the PolyNovo Acquisition is approved and is implemented, and for so long as Xceed holds Shares before the Xceed Distribution or a sell-down of its shares, it is not expected that Xceed will have any material influence over the decision making process in respect of the Company's financial and operating policies by reason of the restrictions on voting agreed to by Xceed (that are summarised below in section 3.2(i) of this Explanatory Statement).

It should also be noted that Xceed intends to conduct the Xceed Distribution within one month after completion of the PolyNovo Acquisition. It intends to retain approximately 7.4 million Shares only. Therefore Xceed is expected to have little or no influence over the operations of Metabolic and no Xceed shareholder will have a significant interest in Metabolic as a result of the Xceed Distribution.

Despite the above, and for as long as Xceed holds Shares prior to the Xceed Distribution or a sell-down of its shares, Xceed has indicated that its current intentions for the Company's future are as follows:

(i) ***Distribution of Shares***
Xceed intends to conduct the Xceed Distribution.

(ii) ***Intention to change the business of the Company***
Xceed has no present intention of changing the primary focus of the Company's business.

(iii) ***Intention to inject further capital into the Company***
Xceed has no present intention of injecting additional capital into the Company.

(iv) ***Intention regarding future employment of the Company's employees***
Xceed's intention is that the current employees of the Company will be retained in the business of the Company.

(v) ***Any proposal for transferring property between the Company, Xceed, or any person associated with either the Company or Xceed***
There is no current proposal to transfer any property between the Company, Xceed, or any person associated with either the Company or Xceed.

(vi) ***Intention to otherwise redeploy the Company's fixed assets***
Xceed has no present intention of any redeployment of the Company's fixed assets.

(vii) ***Intention to change the Company's financial or dividend policies***
Xceed has no present intention of changing the financial or dividend policies of the Company.

(viii) ***Intention to make further strategic acquisitions and alliances***
Xceed has no present intention of changing the Company's existing strategy including any further acquisitions or alliances.

(h) **The Directors' recommendation regarding Resolution 1**

(i) ***Interests of the Directors in Resolution 1***

Non-Xceed shareholders

The following Directors do not hold shares in Xceed and therefore do not have any personal interest in the issue of new Shares to Xceed under the PolyNovo Acquisition, except in their capacity as shareholders in Metabolic. These Directors' relevant interests in the Shares are as follows:

(A) Rob Stewart, Chairman, does not have a relevant interest in Shares.

(B) Don Clarke, Director, has a relevant interest in 64,000 Shares.

(C) Iain Kirkwood, Director, has a relevant interest in 1,949,723 Shares.

Xceed shareholders

The following Directors are also Xceed shareholders and therefore, to the extent that they hold shares in Xceed, have a personal interest in the issue of Shares to Xceed (and the subsequent Xceed Distribution) pursuant to the PolyNovo Acquisition in the same manner as all holders of shares in Xceed.

(D) Paul Lappin, has a relevant interest in 2,193,667 Shares and has a relevant interest in 379,900 fully paid ordinary Xceed shares and 46,666 Xceed options.

(E) Franklyn Brazil, has a relevant interest in 45,492,701 Shares and has a relevant interest in 387,285 fully paid ordinary Xceed shares.

All of the Directors approved the proposal to put Resolution 1 to the non-associated shareholders in the Company.

It is noted that Don Clarke and Iain Kirkwood have advised that they will resign from the Board on completion of the PolyNovo Acquisition.

(ii) ***Directors' recommendation for Resolution 1***

The Board recommends that the shareholders in the Company vote in favour of Resolution 1.

The Board notes that the proposed issue of new Shares to Xceed pursuant to the PolyNovo Acquisition was determined by the Independent Expert to be fair and reasonable when considered in the context of the interests of the Company's shareholders for the reasons set out in the Independent Expert's Report in Annexure B.

(i) **Particulars of the terms of the proposed allotment of new Shares which is conditional upon, or directly or indirectly dependent on, shareholders' agreement to the acquisition of new Shares by Xceed**

The allotment of new shares by Metabolic to Xceed pursuant to the PolyNovo Acquisition is conditional upon certain voting restrictions. As long as Xceed holds more than 10% of Metabolic's issued Shares, Xceed's voting power will be restricted and it may not vote in respect of any of its Shares, other than in respect of the following circumstances or events:

(A) any resolution while a dividend (or part of a dividend) in respect of a Share is unpaid;

(B) any proposal to reduce the Share capital of Metabolic;

(C) any resolution to approve the terms of a buy-back agreement;

(D) any proposal that affects the rights attached to a Share;

(E) any proposal to wind up Metabolic;

(F) any proposal for the disposal of the whole of Metabolic's property, business and undertaking;

(G) during the winding up of Metabolic;

(H) any resolution to appoint or remove an Xceed-nominated Director; and

(I) any scheme of arrangement.

In each of the above circumstances or events, Xceed will (subject to any overriding regulatory restrictions) be entitled to exercise the full amount of its voting power.

(j) **The terms of any other contract or proposed contract between the Company and Xceed or any of their associates which is conditional upon, or directly or indirectly dependent on, shareholders' agreement to the acquisition by Xceed of Shares**
Completion of the PolyNovo Acquisition pursuant to the Share Sale Agreement is conditional upon Metabolic shareholders approving both Resolutions 1 and 2.

The Distribution and Escrow Deed will only come into effect once completion of the PolyNovo Acquisition has occurred pursuant to the Share Sale Agreement.

(k) **An explanation of the reasons for the proposed allotment of new Shares to Xceed**
The proposed allotment of new Shares to Xceed under the terms of the Share Sale Agreement will be in consideration of the Company's acquisition of all PolyNovo Shares that Xceed holds.

(l) **When the issue of Shares to Xceed is to be made**
If Resolution 1 is passed by the shareholders and the PolyNovo Acquisition proceeds, it is expected the Company will allot new Shares to Xceed in accordance with the Share Sale Agreement on or prior to 28 November 2008. However, this date may change.

(m) **Independent Expert's Report as to whether the acquisition by Xceed is fair and reasonable**
The Directors have commissioned the Independent Expert to prepare the Independent Expert's Report on the question of whether the acquisition by Xceed of Shares pursuant to the PolyNovo Acquisition is fair and reasonable to the Company's shareholders. The Independent Expert has concluded that the acquisition by Xceed is fair and reasonable to Metabolic shareholders.

4. Issue of Shares to CSIRO (Resolution 2)

4.1 Regulatory requirement

(a) Under ASX listing rule 7.1, a listed company must obtain the approval of its shareholders before it can issue securities, if the number of those securities plus the number of any securities issued in the previous 12 months, is more than 15% of the number of issued securities at the start of that 12 month period.

(b) If the PolyNovo Acquisition proceeds, the aggregate number of Shares that Metabolic will issue to CSIRO will be more than 15% of Metabolic's Share capital. Therefore, the proposed issue of Shares to CSIRO will require shareholder approval under ASX Listing Rule 7.1.

4.2 Required information

ASX Listing Rule 7.3 requires the following information about the proposed issue of Shares pursuant to the PolyNovo Acquisition to CSIRO to be provided to shareholders.

(a) **Allottees**
If Resolution 2 is approved by shareholders and the PolyNovo Acquisition proceeds, Metabolic will issue Shares to CSIRO.

(b) **Maximum number of securities to be issued**
CSIRO will be issued a maximum of 82,951,398 Shares.

(c) **Effect of the issue**
As at the date of this notice, CSIRO does not have a relevant interest in Shares or any other securities in Metabolic.

The aggregate of Metabolic's current Shares and Performance Rights is 301,611,409 securities. Metabolic also has 363,233 Options on issue however, these Options are of no significance as the exercise price for these Options is significantly above the current Share price. At completion of the PolyNovo Acquisition, 82,951,398 new Shares will be issued to CSIRO.

After the PolyNovo Acquisition, the issued capital of Metabolic will be as follows:

Shareholder	No. of shares	%
Xceed (to be distributed to Xceed shareholders in accordance with the Xceed Distribution)	157,577,919	29.07
CSIRO	82,951,398	15.30
Other shareholders	301,611,409*	55.63
Total	542,140,726*	100

* Includes 207,288 potential Shares from the exercise of Performance Rights. Excludes Options because the exercise price is significantly above the Share price.

(d) **Issue date**
The Shares referred to above will be issued to CSIRO on or prior to 28 November 2008, although this date may change.

(e) **Issue price**
The value of the PolyNovo Acquisition is deemed to be approximately $13,158,855, based upon the total value of the PolyNovo Shares that Metabolic will acquire from Xceed and CSIRO.

Therefore, the value of the PolyNovo Acquisition values the issue price of each Share to be 5.47 cents, based upon the total number of shares that Metabolic will issue to CSIRO.

(f) **Terms of issue**
The Shares issued to CSIRO will rank equally with and have the same rights as other Shares except that CSIRO will only deal with the Shares it holds on an orderly basis and subject to notifying Metabolic.

(g) **Funds raised**
No funds will be raised as part of the PolyNovo Acquisition.

4.3 Directors' recommendation
The Board recommends that members vote in favour of Resolution 2 to approve the issue of Shares to CSIRO in accordance with ASX Listing Rule 7.1.

5. Change of Company name (Resolution 3)

5.1 Background

(a) Subject to completion of the PolyNovo Acquisition, the Company is also proposing to change its name to "PolyNovo Limited". The Directors consider that a new name for the Company is appropriate in light of the Company's acquisition of PolyNovo and will better reflect the overall future operations of the Company.

(b) The change of the Company's name from "Metabolic Pharmaceuticals Limited" to "PolyNovo Limited" requires approval of the Company's shareholders by special resolution. It should be noted that under the Corporations Act, a special resolution needs to be approved by a majority of at least 75%, of the votes cast by members entitled to vote on the Resolution.

(c) If shareholders do not approve Resolution 3 but approve Resolutions 1 and 2, the PolyNovo Acquisition may still proceed.

5.2 Recommendation of Directors
The Board approved the proposal to put Resolution 3 to the shareholders. The Board recommends that shareholders vote in favour of Resolution 3 to change the Company's name to PolyNovo Limited.

6. Selective Buy-back (Resolution 4)

6.1 What is a Selective Buy-back?

(a) A selective buy-back occurs when a company buys back some if its shares from one or more selected shareholders.

(b) A company may buy back its own shares if:

(i) the buy-back does not materially prejudice the company's ability to pay its creditors;

(ii) the company follows the procedures in sections 256A to 259F of the Corporations Act; and

(iii) the company's constitution does not prohibit or restrict share buy-backs.

6.2 What is the purpose of the Selective Buy-back

(a) Xceed and CSIRO have provided certain Vendor Warranties to Metabolic. The Vendor Warranties are set out in the Share Sale Agreement.

(b) If a Vendor Warranty is breached by either Xceed or CSIRO (as the case may be) (Liable Vendor) after completion of the PolyNovo Acquisition and before the first anniversary of completion, Metabolic may make a claim for breach of a Vendor Warranty. A Liable Vendor may satisfy their liability by either:

(i) paying the liability amount to Metabolic; or

(ii) relinquishing Shares they hold to Metabolic (to the value of the liability amount) pursuant to the Selective Buy-back.

(c) Therefore, the purpose of Resolution 4 is to seek shareholder approval in advance in case a Selective Buy-back needs to be conducted by Metabolic for the purposes of paragraph 6.2(b)(ii).

6.3 Is Metabolic obliged to conduct a Selective Buy-back?

If shareholders approve Resolution 4, Metabolic will not conduct a Selective Buy-back unless paragraph 6.2(b)(ii) applies. If a Selective Buy-back cannot be conducted because a Liable Vendor has an insufficient number of Shares to be bought back, the Liable Vendor must satisfy its liability in cash.

6.4 How many Shares will be bought back under a Selective Buy-back?

(a) Should a Selective Buy-back proceed, the number of Shares that will be bought back from the Liable Vendor will be determined by the following formula:

$$A = \frac{B}{C}$$

where:

A = Number of Shares that the Liable Vendor must relinquish to Metabolic pursuant to a Selective Buy-back;

B = The total liability of the Liable Vendor in respect of the relevant claim for a breach of Vendor Warranty made by Metabolic; and

C = Value of a Share (valued at the last closing price of Shares as at or prior to the date a breach of Vendor Warranty claim is made by Metabolic).

(b) The number of Shares that Metabolic will buy back will be subject to the number of Shares the Liable Vendor holds at the time a claim for a breach of Vendor Warranty is made by Metabolic.

(c) The Buy-back Shares will be cancelled immediately after the Selective Buy-back is conducted.

6.5 Share capital details

(a) Upon completion of the PolyNovo Acquisition, Metabolic will have 542,140,726 Shares (including Shares represented by Performance Rights) on issue.

(b) The number of Shares the Company will have on issue after a Selective Buy-back will reduce according to the number of Shares that are bought back from a Liable Vendor.

6.6 Purchase price

If a Selective Buy-back is conducted, Metabolic will pay the Liable Vendor a total of $1 for all Buy-back Shares.

6.7 Source of funds and financial effect

The total purchase price ($1) for the Buy-back Shares will be paid out of Metabolic's cash reserves and the payment will obviously not adversely effect Metabolic's ability to carry on business.

6.8 Impact of the Selective Buy-back on creditors

The Directors do not believe that a Selective Buy-back (if conducted) will have an adverse effect on the creditors of Metabolic.

6.9 Advantages of the Selective Buy-back

The Directors have identified the following advantages of carrying out the Selective Buy-back:

(a) The Buy-Back Shares will be cancelled and less Shares will be on issue reflecting to some degree the loss incurred by Metabolic.

(b) As a result, each continuing Metabolic shareholder's percentage ownership in Metabolic will increase.

6.10 Disadvantages of the Selective Buy-back

The Directors are not aware of any disadvantages of carrying out the Selective Buy-back.

6.11 Directors' recommendations and interests

The Board recommends that shareholders approve the Selective Buy-back and vote in favour of Resolution 4.

7. Employee Option Plan (Resolution 5)

(a) Under Listing Rule 7.1 of the ASX Listing Rules, the prior approval of the shareholders is required to approve an issue of shares and/or grant of options if the securities will, when aggregated with securities issued by the Company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

(b) ASX Listing Rule 7.2 (Exception 9(b)) provides that ASX Listing Rule 7.1 does not apply to an issue of securities under an employee incentive scheme if, within three years before the date of issue, either:

(i) holders of the ordinary securities of the listed company have approved the issue of securities under the employee incentive scheme as an exception to Listing Rule 7.1; or

(ii) in the case of a scheme established before listing, a summary of the terms of the scheme were set out in the prospectus.

(c) Accordingly, Resolution 5 is proposed to permit the Company, if it chooses to do so, to issue Options under the Employee Option Plan without those issues interfering with, or restricting, the ability of the Company to issue securities up to the 15% limit in any 12 month period.

(d) The Employee Option Plan has not previously been approved by shareholders. Presently, there are 179,900 active Options issued under the Employee Option Plan that remain unexercised. These Options have an exercise price of $1.00 and an expiry date of 23 November 2008.

(e) Options have been disregarded in the calculation of and references to the number of Shares in this Explanatory Statement because the exercise price is significantly above the Share price.

(f) The terms and conditions of the Employee Option Plan (as amended) are summarised in Annexure A. A copy of the complete terms and conditions of the Employee Option Plan is available for inspection by shareholders at the Company's registered office prior to the AGM.

8. Remuneration Report (Resolution 6)

(a) The remuneration report is in the Directors' report section of the Company's annual report.

(b) By way of summary, the remuneration report:

(i) explains the Company's remuneration policy and the process for determining the remuneration of its Directors and executive officers; and

(ii) sets out remuneration details for each Director and each of the Company's executives named in the remuneration report for the financial year ended 30 June 2008.

(c) The Directors recommend that shareholders vote in favour of this Resolution. Section 250R(2) of the Corporations Act requires companies to put a resolution to their members that the remuneration report be adopted. The vote on this Resolution is advisory only and does not bind the Directors or the Company.

(d) The Chairman will give shareholders a reasonable opportunity to ask questions about or to make comments on the remuneration report.

9. Increase in the maximum annual remuneration of non-executive Directors (Resolution 7)

(a) Shareholders last approved an increase in the maximum annual remuneration of non-executive Directors at the 2004 AGM, some four years ago. Since that time, there has been a considerable increase in the responsibility of Directors and the time commitments expected of them. The current approved maximum is $300,000 and the current total annualised remuneration for the five non-executive Directors is $294,300. The fee for the Chairman is currently $90,000 per annum (plus superannuation) and the fee for each non-executive Director is $45,000 (plus superannuation).

(b) Following a review of the remuneration arrangements presently in place for the Company's non-executive Directors, shareholder approval is being sought to increase the maximum aggregate yearly sum that may be paid by the Company as remuneration for the services of the non-executive Directors from $300,000 to $400,000.

(c) The proposed increase in the maximum annual remuneration reflects the following factors:

(i) The current approved maximum remuneration approved by shareholders does not permit the Board to appoint additional Directors;

(ii) The maximum annual remuneration of non-executive Directors as a whole has not been increased for four financial years; and

(iii) It will ensure that the Company will be able to maintain and attract high quality Directors for the benefit of the Company's shareholders.

(d) The Company does not intend to fully utilise the increase sought in the maximum annual remuneration in the immediate future. The increase in the maximum sum is intended to provide the Company with the flexibility to appoint additional Directors, compensate the non-executive Directors for the next few years and to enable the Company to recruit and retain experienced and talented non-executive Directors.

10. Re-election of Director (Rob Stewart) (Resolution 8)

Rob Stewart was appointed as a Director on 4 April 2007 and was last re-elected on 2 November 2007.

Pursuant to clause 59 of the Constitution, Mr Stewart, being a Director, retires by way of rotation and, being eligible, offers himself for re-election as a Director. Irrespective of whether the PolyNovo Acquisition proceeds, Mr Stewart, if re-elected, will remain a Director.

The Board supports the re-election of Mr Stewart.

Rob Stewart LLB (Hons), B.Com, MBA (Harvard)
Mr Rob Stewart joined the Board of Metabolic in April 2007. Mr Stewart is a company director and management consultant. Mr Stewart gained his Bachelor of Law degree (with honours) and Commerce degree from the University of Melbourne in 1971 and 1972 respectively, and obtained an MBA from Harvard University in 1976. He is currently President of the Board of the Baker IDI Heart and Diabetes Institute, Chairman of Melbourne IT Limited, Chairman of C E Bartlett Pty Ltd and a non-executive Director of Mitchell Communication Group Limited (formerly emitch Limited) and QSR International Pty Ltd. He has prior experience in the biotechnology sector having been Chairman of Meditech Research Limited from 2005 to 2006, when it was taken over by Alchemia Limited, and as Chairman of Plantic Technology Limited, a company that produces biodegradable packaging and other products from corn starch from 2004 to 2006.

Amongst other previous Board roles, he was also a non-executive Director of Memtec Ltd, a high technology filtration company, from 1988 until 1997. Memtec listed on the NASDAQ and then the New York Stock Exchange prior to being taken over by a US company in 1997. Mr Stewart was National Managing Partner of Minter Ellison, one of Australia's leading law firms, for 11 years, retiring in June 1999. He also spent five years with Pacific Dunlop from 1976 to 1981 in a variety of general management positions within the Footwear Group.

Mr Stewart brings to the Board a wealth of experience as a Director and Chairman of various public listed companies and extensive broad ranging commercial expertise.

11. Appointment of Director (Iain Kirkwood) (Resolution 9)

Clause 58 of the Company's Constitution requires that a Director appointed since the last AGM will hold office until the next AGM of the Company when the Director may be elected. Iain Kirkwood, who was appointed as a Director of the Company on 30 April 2008, is seeking election by shareholders.

The Board supports the appointment of Mr Kirkwood, however it is noted that Mr Kirkwood will resign from the Board on completion of the PolyNovo Acquisition. If the PolyNovo Acquisition does not proceed, Mr Kirkwood will not resign and will remain on the Board.

Iain Kirkwood MA Hons (Oxon), FCPA, FFTP, MAICD
Mr Iain Kirkwood joined the Board of Metabolic in April 2008. Mr Kirkwood is an experienced private consultant, investor and a non-executive director of both listed and unlisted public companies. He has considerable practical and operational experience gained from a successful financial career spanning 30 years in a range of industries including auditing, resources, manufacturing and healthcare in Australia, Britain and the US. He has been involved in numerous M&A transactions, IPOs and has held a range of senior financial and general management positions in Santos Ltd, Pilkington plc, F.H. Faulding & Co Ltd and Clinuvel Pharmaceuticals Ltd. He is presently a non-executive director of Medical Developments International Limited and Vision Group Holdings Limited.

Mr Kirkwood brings to the Board expertise in business finance, capital raising, strategic and restructuring projects.

12. Appointment of Director (Paul Lappin) (Resolution 10)

Clause 58 of the Company's Constitution requires that a Director appointed since the last AGM will hold office until the next AGM of the Company when the Director may be elected. Paul Lappin, who was appointed as a Director of the Company on 21 May 2008, is seeking election by shareholders.

Irrespective of whether the PolyNovo Acquisition proceeds, Mr Lappin, if elected, will remain a Director.

The Board supports the appointment of Mr Lappin.

Paul Lappin CA
Mr Paul Lappin joined the Board of Metabolic in May 2008. Mr Lappin is a chartered accountant with extensive experience in finance and corporate transactions. He currently runs his own management and strategic planning consulting practice, and has been involved in negotiating several large transactions in a variety of industries, including biotechnology. Mr Lappin has worked for the commercial arm of the Commonwealth Scientific and Industrial Research Organisation (CSIRO) on various strategic and business planning assignments. He is Executive Chairman of Peter Rowland Catering Pty Ltd and Chairman of UCI Pty Ltd.

13. Appointment of Director (Franklyn Brazil) (Resolution 11)

Clause 58 of the Company's Constitution requires that a Director appointed since the last AGM will hold office until the next AGM of the Company when the Director may be elected. Franklyn Brazil, who was appointed as a Director of the Company on 21 May 2008, is seeking election by shareholders.

Irrespective of whether the PolyNovo Acquisition proceeds, Mr Brazil, if elected, will remain a Director.

The Board supports the appointment of Mr Brazil.

Franklyn Brazil
Mr Franklyn Brazil joined the Board of Metabolic in May 2008. Mr Brazil was the founding investor and a former director of Wotif.com Holdings Pty Ltd, a successful online hotel accommodation provider. He is an experienced investor who manages a large portfolio of investments in listed companies and has extensive commercial and rural property interests. Mr Brazil has held a number of representative positions in his community and in primary industry bodies at State and National levels. He is a substantial shareholder of Metabolic with shares representing approximately 15% of the Company.

14. Further information

If you have any questions or need more information about any of the Resolutions above, please contact the Company Secretary, Belinda Shave on:

Telephone: +61 3 9860 5700
Fax: +61 3 9860 5777

Signed

B Shave

Belinda Shave
Company Secretary
27 October, 2008

1.1 Eligibility
The Board may offer Options to full or part-time employees, Directors (including executive and non-executive Directors) or any other person that the Board determine to be an employee (for the purpose of the Employee Option Plan) of the Company or any subsidiary of the Company (Employees). Subject to the Constitution of the Company, the Board is also able to determine the terms of issue that will apply to any offers, including the exercise price, exercise period and the restrictions, if any, on the exercise of the Options.

1.2 Entitlement
Each Option will, upon vesting and exercise, entitle the holder to subscribe to one fully paid ordinary Share in the capital of the Company. When issued, each Share will rank equally with all other Shares then on issue.

1.3 Issue of Options
There is no issue price for the Options.

1.4 Vesting
The Board will set the conditions under which the Options will vest. Options vest earlier than the date set out in the offer in special circumstances (Special Circumstances), including:

(a) death;

(b) if an Employee retires from the Company after reaching the age determined by the Board to be normal retirement age;

(c) if an Employee resigns due to total and permanent disablement or a dismissal due to redundancy; or

(d) any other circumstances that the Board may consider relevant.

1.5 Transfer of Options
Options may not be transferred except in the following circumstances:

(a) with the prior consent of the Board:

(i) on the death of an Employee, to their legal personal representative; or

(ii) to an approved nominee or, after issue to a family member or a company or trust associated with and controlled by the Employee; or

(b) without prior consent of the Board in the following circumstances:

(i) following an acceptance of an offer made under an off-market bid relating to Options;

(ii) to a bidder on the sale of the Options under Division 3 of Part 6A.1 of the Corporations Act;

(iii) to a 100% holder on the sale of the Options under Division 2 of Part 6A.2 of the Corporations Act;

(iv) a transfer under Part 6A.3 of the Corporations Act to a person entitled to acquire the Options under section 661A or 664A of the Corporations Act; or

(v) as approved by the Board in those circumstances as may be determined by the Board.

1.6 Conditions
Subject to the discretion of the Board, conditions may be imposed on the exercise of Options. If exercise conditions are attached to Options, these conditions must also be satisfied before the Options vest. These conditions will be set out in the Offer.

1.7 Term
The Option term will be fixed by the Board at the time of issue, but will not exceed five years from the date of issue.

1.8 Lapse of Options

The Board may provide the Options will lapse on the earlier of:

(a) the date five years after the options are granted;

(b) 60 days after a Special Circumstance arises;

(c) a determination of the Board that the Option should lapse because the Participant, in the Board's opinion:

(i) has been dismissed or removed from office for a reason which entitles a body corporate in the Group to dismiss the Participant without notice;

(ii) has committed an act of fraud, defalcation or gross misconduct in relation to the affairs of that body corporate (whether or not charged with an offence); or

(iii) has done an act which brings the Group or any body corporate in the Group into disrepute;

(d) the date of termination or cessation of employment or office with the Company (other than by reason of Special Circumstances); or

(e) such other date as may be determined by the Board.

The Options may only be exercised within the limitations imposed by the Corporations Act and the ASX Listing Rules.

1.9 Exercise Price

The exercise price for an Option will, subject to the ASX Listing Rules and the Constitution, be the amount determined by the Board at the time of the grant of the Option. The exercise price will be set out in the Offer. If an Employee elects to exercise a partial amount of the Options granted to him or her, the number must not be less than a marketable parcel.

1.10 New issue of Securities

An Employee may only participate in new issues of securities in the Company offered to Shareholders if his or her Options have been exercised and Shares have been allotted in respect of the Options.

1.11 Rights issues

If the Company makes a pro rata rights issue of shares for cash to shareholders, there is a provision for adjustment of the Option entitlement and the exercise price of unexercised Options in accordance with the ASX Listing Rules to reflect the diluted effect of the issue.

1.12 Capital Reorganisations

If there is a reorganisation of the Share capital of the Company, then the rights of the Option holder (including the number of Options to which each Option holder is entitled to and the exercise price) is changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

1.13 Takeover Bids and Sales of Business

(a) Subject only to the Offer expressly providing to the contrary, if:

(i) a takeover offer or a takeover announcement is made in respect of the Shares; and

(ii) the takeover offer or offer pursuant to the announcement (as the case may be) is accepted by the holders of not less than 50% in number of the Shares,

each Participant will be entitled to immediately exercise all Options currently held by him or her within the period notified by the Company.

(b) Subject only to the Offer expressly providing to the contrary, if:

(i) a takeover offer or a takeover announcement is made in respect of the Shares; and

(ii) the takeover offer or offer pursuant to the announcement (as the case may be) is accepted by the holders of not less than 50% in number of the Shares; and

(iii) there is a takeover offer or other offer also made for the Options,

each Participant will be entitled to immediately accept the offer for his or her Options.

1.14 Limit of Plan

The number of Shares to be received on exercise of an Option which is the subject of an Offer when aggregated with:

(a) the number of Shares which would be issued were each outstanding offer with respect to Shares, units of Shares and Options to acquire unissued Shares, under an employee share scheme of the Company, to be accepted or exercised (as the case may be); and

(b) the number of Shares issued during the previous five years pursuant to the Plan or any other employee share scheme extended only to eligible employees of the Company or of an associated body corporate of the Company;

but disregarding any offer made, or option acquired or Share issued by way of or as a result of an offer:

(c) to a person situated at the time of receipt of the Offer outside this jurisdiction; or

(d) that was an excluded offer or invitation within the meaning of the Corporations Law as in force before the commencement of Schedule 1 to the *Corporate Law Economic Reform Program Act 1999*; or

(e) that did not need disclosure to investors because of section 708 of the *Corporations Act 2001* (Cth); or

(f) that did not require the giving of a product disclosure statement because of section 1012D of the *Corporations Act 2001* (Cth); or

(g) made under a disclosure document or product disclosure statement,

must not exceed 5% of the total number of issued Shares as at the time of the Offer.

1.15 Overriding terms of issue

The Employee Option Plan specifies that, despite any other terms of issue of Options, an Option does not confer any right to vote at Shareholder meetings. The Employee Option Plan is to be interpreted in accordance with the applicable laws.

1.16 Amendment

The Employee Option Plan may be amended by the Board at any time in accordance with the ASX Listing Rules.

1.17 No Quotation

The Company will not apply to the ASX for official quotation of the Options.

DMR CORPORATE

DMR

DMR Corporate Pty Ltd
470 Collins Street
Melbourne
Victoria 3000
Australia

A.C.N. 063 564 045

Telephone (03) 9629 4277
Facsimile (03) 9629 4598
Email derek@dmrcorporate.com.au

8 October 2008

The Directors
Metabolic Pharmaceuticals Limited
Level 3
509 St Kilda Road
Melbourne, VIC 3004

Dear Sirs,

Re: Independent Expert's Report

1. Introduction

You have requested DMR Corporate Pty Ltd ("DMR Corporate") to prepare an independent expert's report in respect of the proposed acquisition of PolyNovo Biomaterials Ltd ("PolyNovo") by Metabolic Pharmaceuticals Limited ("Metabolic" or "the Company"). The transaction, as set out in Section 2 below, is permitted by Section 611 of the Corporations Act 2001 ("the Act") provided it is agreed to by shareholders.

PolyNovo is developing and commercialising its biodegradable polymer technology NovoSorb™ for use in medical devices. NovoSorb™ was invented within the Commonwealth Scientific and Industrial Research Organisation's ("CSIRO") division of Molecular and Health Technologies. The technology was approximately 5 years in fundamental development with a large multi-disciplined team of polymer scientists and biologists. Once the basic safety and efficacy of these polymers had been established PolyNovo was formed to commercialise the NovoSorb™ technology. PolyNovo is currently owned by Xceed Capital Limited ("Xceed")(a 63.9% interest) and CSIRO (a 36.1% interest).

2. The Proposed Transaction

Metabolic will complete the merger with PolyNovo if the Metabolic shareholders approve resolutions (1) and (2) from the following:

(1) The issue of 157,577,919 fully paid Metabolic ordinary shares to Xceed as consideration for the acquisition of their 63.9% interest in PolyNovo;
(2) The issue of 82,951,398 fully paid Metabolic ordinary shares to CSIRO as consideration for the acquisition of their 36.1% interest in PolyNovo;
(3) The change of the Company's name to PolyNovo Limited; and
(4) The approval of any issue of securities made under the Employee Option Plan.

Resolutions (1) and (2) are dependent on each other and they are also dependent upon the Company securing regulatory approvals, where applicable, from the Australian Securities & Investments Commission ("ASIC"), ASX and the Metabolic shareholders.

Resolutions (1) and (2) above represent the proposed transaction ("Proposed Transaction") and the following chart illustrates the impact of the merger on the Metabolic shareholders' interests in Metabolic[1].

Before the Proposed Transaction:


Shareholders
100%
Metabolic Pharmaceuticals Limited
Xceed Capital Limited
63.9%
CSIRO
36.1%
PolyNovo Biomaterials Ltd

After the Proposed Transaction:


Shareholders
55.6%
Xceed Capital Limited
29.1%
CSIRO
15.3%
Metabolic Pharmaceuticals Limited

An integral part of the Proposed Transaction is an undertaking by Xceed that, subject to receipt of the Class Ruling from the Australian Taxation Office ("ATO"), or the Xceed board of directors otherwise deciding, it will distribute to its shareholders all but 7.4 million of the Metabolic shares it receives from the sale of its interest in PolyNovo.

After Xceed's in-specie distribution:


Shareholders
84.7%
CSIRO
15.3%
Metabolic Pharmaceuticals Limited

Following Xceed's in-specie distribution, CSIRO will hold a 15.3% interest in Metabolic and it will become the largest single shareholder. Xceed presently has 1,413 shareholders and after its in-specie distribution, Xceed's largest shareholder will hold a 4.95% interest in Metabolic.

The directors have requested DMR Corporate to prepare an independent expert's report in accordance with ASIC Regulatory Guide 111 – Content of expert reports ("RG 111") in respect of the Proposed Transaction.

3. Summary Opinions

[1] Metabolic currently has 301,404,121 shares on issue and 207,288 performance rights capable of vesting after 1 July 2008. The Metabolic percentage interests in the above charts represent the aggregation of these figures.

DMR

In our opinion, the Proposed Transaction set out in Section 2 above is **fair and reasonable**.

Our principal reasons for reaching the above opinion are:

- we have assessed the current Metabolic shareholders' interests in Metabolic in a range of $16,250,000 to $18,460,000 - a mid point of $17,355,000 (Section 7.7).
- we have valued the current Metabolic shareholders' 55.6% interest in Metabolic after the Proposed Transaction in a range of $20,200,000 to $24,200,000. A mid point of the valuation range is say $22,170,000 (Section 11).

As the value of the Metabolic shareholders' interests after the Proposed Transaction ($22,170,000) is greater than the value of their interests before the Proposed Transaction ($17,355,000), we have concluded that **the Proposed Transaction is fair**.

We have also reviewed the other significant factors referred to in Section 13 of the report and we consider that **the Proposed Transaction is reasonable**.

We recommend that, in the absence of a superior proposal being received, shareholders should vote in favour of the Proposed Transaction.

4. Structure of this Report

This report is divided into the following Sections:

5. Purpose of the Report

This report has been prepared to meet the following regulatory requirements:

- **Corporations Act 2001**

  Section 606 of the Act contains a general prohibition on the acquisition of shares in a company if, as a result of the acquisition, any person increases his or her voting power in the company from 20% or below to more than 20%.

  Section 611 of the Act contains an exception to the Section 606 prohibition. For an acquisition of shares to fall within the exception, the acquisition must be approved in advance by a resolution passed at a general meeting of the company in which shares will be acquired.

  Metabolic will be seeking shareholder approval for the Proposed Transaction under Section 611 of the Act, as Xceed will increase its interests in Metabolic from nil to more than 20% if the Proposed Transaction proceeds.

- **ASIC Regulatory Guides**

  This report has been prepared in accordance with the ASIC Regulatory Guides and more particularly:

RG 111 – Content of Expert Reports ("RG111")

RG 111.21 'An issue of shares by a company otherwise prohibited under S606 may be approved under item 7 of S611 and the effect on the company's shareholding is comparable to a takeover bid. Examples of such issues approved under item 7 of S611 that are comparable to takeover bids under Ch 6 include:'

(a) a company issues securities to the vendor of another entity or to the vendor of a business and, as a consequence, the vendor acquires over 20% of the company incorporating the merged businesses. The vendor could have achieved the same or a similar outcome by launching a scrip takeover for the company ....

RG111.24 There may be circumstances in which the allottee will acquire 20% or more of the voting power of the securities in the company following the allotment or increase an existing holding of 20% or more, but does not obtain a practical measure of control or increase its practical control over that company. If the expert believes that the allottee has not obtained or increased its control over the company as a practical matter, then the expert could take this outcome into account is assessing whether the issue price is 'reasonable' if it has assessed the issue price as being 'not fair' applying the test in RG111.10.

RG111.9 It has long been accepted in Australian mergers and acquisitions practice that the words 'fair and reasonable' in S640 established two distinct criteria for an expert analysing a control transaction:

(a) is the offer 'fair'; and
(b) is it 'reasonable'?

That is, 'fair and reasonable' is not regarded as a compound phrase.

RG111.10 Under this convention, an offer is 'fair' if the value of the offer price or consideration is equal to or greater than the value of the securities the subject of the offer. This comparison should be made assuming 100% ownership of the 'target' and irrespective of whether the consideration is scrip or cash. The expert should not consider the percentage holding of the 'bidder' or its associates in the target when making this comparison. For example, in valuing securities in the target entity, it is inappropriate to apply a discount on the basis that the shares being acquired represent a minority or 'portfolio' parcel of shares.

RG111.11 An offer is 'reasonable' if it is fair. It might also be 'reasonable' if, despite being

> "not fair", the expert believes that there are sufficient reasons for security holders to accept the offer in the absence of any higher bid before the close of the offer.

As the Proposed Transaction, will result in Xceed gaining a 29.1% interest in Metabolic's voting power (plus the ability to appoint one director), ASIC Regulatory Guide 111 requires that the Proposed Transaction be assessed as if it was a takeover of Metabolic.

We have considered the above matters, the Binding Term Sheet and the Share Sale Agreement agreed between Metabolic, PolyNovo, Xceed and CSIRO in respect of Xceed's potential 29.1% interest in Metabolic (an extract of the voting restrictions is included in Appendix A), and we do not consider that Xceed obtains a controlling interest in, or a practical measure of control over, Metabolic and for these reasons we do not consider that a control premium, or a discount for a minority shareholding, should be taken into account in our assessment as to whether the Proposed Transaction is fair.

General

The terms "fair" and "reasonable" are not defined in the Act, however guidance as to the meaning of these terms is provided by ASIC in Regulatory Guide 111. For the purpose of this report, we have defined them as follows:

Fairness	-	the Proposed Transaction is fair if the value of the current Metabolic shareholders' interests after the Proposed Transaction is greater than the value of their interests before the Proposed Transaction.
Reasonableness	–	the Proposed Transaction is "reasonable" if it is fair. It may also be "reasonable" if, despite not being "fair" but after considering other significant factors, shareholders should vote in favour of the Proposed Transaction in the absence of a superior proposal being received.

In determining whether the Proposed Transaction is fair, we have:

- valued the current Metabolic shareholders' interests in Metabolic before the Proposed Transaction;
- valued the current Metabolic shareholders' interests in Metabolic after the Proposed Transaction;
- compared the values before and after the Proposed Transaction.

In determining whether the Proposed Transaction is reasonable, we have analysed other significant factors, which shareholders should consider prior to accepting or rejecting the Proposed Transaction.

6. Metabolic - Key Information

6.1 Background

Metabolic was incorporated in August 1998 as an unlisted public company and it was listed on the ASX in November 1998. Its primary purpose was to develop therapies for metabolic diseases, which have application to large markets world wide, including obesity and obesity related diseases such as type II diabetes.

In early 2007 the obesity project was closed and the Company was left with the following projects:

(i) Neuropathic Pain
(ii) Oral Peptide Delivery
(iii) Osteoporosis Treatment with Peptide *AOD9604*
(iv) Neural Regenerative Peptides

In 2007 the Company discontinued the Neuropathic Pain project and in 2008 the Oral Peptide Delivery platform project was put on hold.

The Osteoporosis Treatment with Peptide *AOD9604* project is currently awaiting receipt of new data, which will then be packaged with previous data, and Metabolic will then seek to out-licence this project.

Metabolic will continue its collaboration with Neuren Pharmaceuticals Limited on the Neural Regenerative Peptides project whilst it awaits the results from further animal studies.

During the 2007/2008 financial year Metabolic expended $1,585,049 on its various projects. These expenses were classified as preclinical, clinical trials, formulation & manufacturing and miscellaneous when they were charged to the various projects.

Metabolic's intellectual property ("IP") may have a value, however the directors have determined that a nil value should be assigned to the IP in the 30 June 2008 financial statements as Metabolic cannot demonstrate the technical feasibility of completing any of the projects on a commercial basis at this point of time.

Each of Metabolic's key research and development projects (obesity, neuropathic pain and oral peptide delivery) have either ceased and/or been placed on hold awaiting further results or data. The Company is now seeking a new direction through a merger or acquisition with a new company with innovative technologies that are showing possibilities of early stage commercialisation. The Board considers that the Proposed Transaction with PolyNovo meets these criteria and it is now seeking shareholder approval for the merger.

6.2 Share Capital

As at the date of this report Metabolic had 301,404,121 fully paid ordinary shares on issue and the major shareholders of Metabolic as at 25 August 2008 are presented in Appendix B. As at 25 August 2008 the top 20 shareholders held 36.69% of the issued ordinary capital of Metabolic.

Metabolic has 207,288 performance rights still capable of vesting after 1 July 2008. These rights entitle the holder to receive fully paid ordinary shares for no consideration once they have vested and prior to the expiry date.

Metabolic also has on issue 183,333 options with an exercise price of $1.25 and 179,900 options with an exercise price of $1.00. As these options are well out of the money we have ignored them throughout the remainder of this report.

As the performance rights will probably result in the issue of a further 207,288 ordinary shares, we have added this number to the ordinary shares on issue to derive a total of 301,611,409 ordinary shares on a fully diluted basis. In the Metabolic per share calculations throughout the remainder of this report we have used the fully diluted figure of 301,611,409 for the number of shares on issue.

6.3 Operating Performance

Metabolic's audited income statements for the financial years ended 30 June 2007 and 2008 are set out in Appendix C-1.

6.4 Cash Flow Statements

Metabolic's audited cash flow statements for the financial years ended 30 June 2007 and 2008 are set out in Appendix C-2.

6.5 Balance Sheets

Metabolic's audited balance sheets as at 30 June 2007 and 2008 are set out in Appendix C-3.

7. Valuation of Metabolic

7.1 Net Assets

The audited balance sheet as at 30 June 2008 disclosed net assets of $16,461,066 – say $16,500,000 – refer Appendix C-3. Based on the net asset backing valuation methodology, we have valued Metabolic at $16,500,000.

7.2 Orderly Realisation

The value achievable in an orderly realisation of assets is estimated by determining the net realisable value of the assets or business segments on the basis of an assumed orderly realisation. This method may ignore the ability of the asset base of the business to generate ongoing future earnings at a level sufficient to justify a value in excess of the value of its assets in an orderly realisation.

In an orderly realisation shareholders would be left with a listed corporate shell, which could be used to acquire a new business. In our experience listed shells in the current market have a value between $300,000 to $400,000 and we have added this value to the value of the assets in an orderly realisation as set out in Appendix D.

Costs associated with the sale of the assets or business segments are deducted as part of the assessment. We have assessed the cost of realising Metabolic's assets to be in the range of $100,000 to $125,000.

Appendix D details the estimated realisable values from an orderly realisation of Metabolic's net assets as between $16,250,000 and $16,565,000.

Based on the orderly realisation valuation methodology, Metabolic is valued in a range of $16,250,000 and $16,565,000 – say $16,250,000 to $16,550,000.

7.3 Earnings Valuation

This methodology involves capitalizing the estimated future maintainable earnings of a business at a multiple which reflects the risks of the business and its ability to earn future profits.

There are different definitions of earnings to which a multiple can be applied. The traditional method is to use net profit after tax – Price Earnings or PE. Another common method is to use Earnings Before Interest and Tax, or EBIT. One advantage of using EBIT is that it enables a valuation to be determined which is independent of the financing and tax structure of the business. Different owners of the same business may have different funding strategies and these strategies should not alter the fundamental value of the business. Other variations to EBIT include 'Earnings Before Interest, Tax, Depreciation and Amortization' – EBITDA and 'Earnings Before Interest, Tax, and Amortization' – EBITA.

As Metabolic does not have a history of profitable trading nor an underlying business that may generate profits in the near future, we consider that this valuation methodology is not an appropriate methodology to use to value Metabolic.

7.4 Net Present Value of Future Cash Flows

An analysis of the net present value of the projected cash flows of a business (or discounted cash flow technique) is based on the premise that the value of the business is the net present value of its future cash flows. This methodology requires an analysis of future cash flows, the capital structure, the costs of capital and assessment of the residual value of the business remaining at the end of the forecast period.

As Metabolic does not have business that will generate future positive cash flows, we consider that the capitalisation of future cash flows is not an appropriate methodology to use to value Metabolic.

7.5 Alternate Acquirer

The value that an alternative offeror may be prepared to pay to acquire Metabolic is a relevant valuation methodology to be considered.

Metabolic was approached by many parties interested in pursuing a merger prior to the PolyNovo binding terms sheet being signed. The board assessed each of these opportunities and determined that the PolyNovo merger represented the best opportunity for the Metabolic shareholders.

In this instance we are not aware of any alternative offer for Metabolic and we can see no reason as to why an offer would be initiated prior to the Proposed Transaction taking place.

7.6 **Share Price History**

A table of the share price history of Metabolic from 1 July 2007 to 17 July 2008 (the last trading day before the announcement of the Proposed Transaction) is presented in Appendix E. We comment thereon below:

Share Volumes

The table in Appendix E shows that the total volume of shares traded was 307,583,371 and this equates to approximately 100% of the shares currently on issue. As the period represented in Appendix E is approximately one year, this indicates that the stock is liquid.

Share Prices

The share price during the period depicted in Appendix E has ranged from a high of $0.155 to a low of $0.026. It should be noted that the high share price was reached in July 2007 and the price has been on a declining trend since that date until April 2008. Since April 2008 the share price has increased to approximately $0.041.

The volume weighted average price ("VWAP")(based on closing prices) for the 90-day period ended 17 July 2008 was $0.047 per share on a volume of 101,874,974 shares and the 30-day VWAP was $0.041 per share on a volume of 19,717,055.

Summary – Share Price History

Based on the above information, we have formed the opinion that the Metabolic shares have a market value in a range of $0.041 to $0.047 per share. If these values are applied to the diluted number of shares (301,611,409), then Metabolic is valued in a range of $12,366,068 to $14,175,736 – say $12,400,000 to $14,200,000.

7.7 **Conclusion**

A summary of the applicable valuation methodologies that we considered in valuing Metabolic is as follows:

	Section	Low $	High $
Net Assets	7.1	16,500,000	16,500,000
Orderly Realisation	7.2	16,250,000	16,550,000
Share Price History	7.6	12,400,000	14,200,000

The share price history valuation methodology is based on the sale of minority parcels of shares and therefore does not include a premium for control. If we were to add a 30% control premium to the share price valuations they would become $16,120,000 to $18,460,000. This maximum value implies a value of $1,910,000 ($18,460,000 - $16,550,000 = $1,910,000) to Metabolic's IP.

Having regard to the results of the various valuation methodologies, we have concluded that the value of Metabolic is in a range of $16,250,000 to $18,460,000 – mid point $17,355,000.

8. PolyNovo – Key Information

8.1 Background

NovoSorb™ was invented within the CSIRO division of Molecular and Health Technologies with a large multi-disciplined team of polymer scientists and biologists. Once the basic safety and efficacy of these polymers had been established, Polymerco Pty Ltd was formed to commercialise the NovoSorb™ technology.

Polymerco was incorporated on 27 February 2004 and on 21 June 2004 it changed its name to PolyNovo Biomaterials Pty Limited. On 24 August 2007 it changed its status from a proprietary company to an unlisted public company.

There were originally four families of patent applications for NovoSorb™ and these have now been expanded to include an additional six families of patent applications.

PolyNovo has signed three international deals with major companies since 2006 and it is expanding its NovoSorb™ polymer production capacity to supply material to these companies for product development.

PolyNovo's three international deals are:

1. Medtronic, Inc. (~US$58bn market capitalization) – to develop NovoSorb™ for the use in biodegradable stents;
2. Biomet, Inc. (~US$10bn market capitalization) – to develop NovoSorb™ for the use in cartilage repair and cranial repair; and
3. Smith & Nephew plc (~US$12bn market capitalization) – to develop NovoSorb™ for the use in bone void filler and fracture fixation.

8.2 Share Capital

As at the date of this report PolyNovo had 13,833,333 fully paid ordinary shares on issue. Xceed held 8,833,333 shares (63.9%) and CSIRO held 5,000,000 shares (36.1%).

PolyNovo also has 1,000,000 management options on issue with an exercise price of $0.20, expiring on 30 June 2010. It is a term of the merger agreement that these options will be cancelled in return for options being issued to employees under a new Employee Option Plan in Metabolic. Due to the immateriality of this item it has not been taken into account in our assessments.

In June/July 2008 PolyNovo was endeavouring to raise equity capital and it was unable to do so on reasonable terms from various venture capitalists. Throughout these couple of months PolyNovo was also negotiating a merger with Metabolic and in the interim period between the terms of the merger being agreed upon and the merger actually proceeding, PolyNovo was in dire need of capital to continue its operations. At this time Metabolic agreed to advance up to $2 million on a loan basis providing that PolyNovo could ensure that it could repay the loan if the merger did not proceed.

On 8 July 2008 Poly Novo announced that its major shareholder (Xceed) had signed a subscription agreement to invest up to a further $5,000,000 capital in PolyNovo and this could increase its interests from 64% up to a maximum 76%. The initial subscription was for 3,458,333 shares for a total of $2,500,000 - $0.723 per share. In addition to this initial issue of shares Xceed would also be granted the following options in PolyNovo:

- 2,500,000 unlisted options with an exercise price of $1.00 and an expiry date 18 months from the date of issue; and

- 2,083,333 unlisted options with an exercise price of $1.20 and an expiry date 30 months from the date of issue.

Xceed also has the right to subscribe for another 3,458,333 shares for $2,500,000 on the same basis as above within 60 days of the initial investment being made.

We have been advised by a PolyNovo director that the above terms were the same as the most favourable private equity offer that had been received by PolyNovo. On this basis, the above agreement was entered into by Xceed to enable PolyNovo to repay the Metabolic loans should the merger not proceed for any reason.

8.3 Operating Performance

PolyNovo's audited income statements for the financial years ended 30 June 2006, 2007 and 2008 are set out in Appendix F-1.

8.4 Cash Flow Statements

PolyNovo's audited cash flow statements for the financial years ended 30 June 2006, 2007 and 2008 are set out in Appendix F-2.

8.5 Balance Sheets

PolyNovo's audited balance sheets as at 30 June 2006, 2007 and 2008 are set out in Appendix F-3.

9. Valuation of PolyNovo

9.1 Net Assets

The audited balance sheet of PolyNovo as at 30 June 2008 disclosed net assets of $5,105,260 – say $5,100,000 - refer Appendix F-3. Based on the net asset valuation methodology the value of PolyNovo is $5,100,000.

Included in the net assets are intangible assets of $5,100,000. There is also a deferred tax liability of $1,530,000 in respect of these intangibles. If these two items are eliminated from the net assets then the net tangible assets become $1,535,260 – say $1,535,000.

However, as the intangible assets basically represent the underlying IP of PolyNovo, we consider that the net tangible asset backing valuation methodology is not applicable as a valuation methodology for PolyNovo as it places a nil value on the IP.

Based on the net asset valuation methodology, we consider that PolyNovo may be valued at $5,100,000

9.2 Earnings Valuation

This methodology involves capitalizing the estimated future maintainable earnings of a business at a multiple which reflects the risks of the business and its ability to earn future profits.

There are different definitions of earnings to which a multiple can be applied. The traditional method is to use net profit after tax – Price Earnings or PE. Another common method is to use Earnings Before Interest and Tax, or EBIT. One advantage of using EBIT is that it enables a valuation to be determined which is independent of the financing and tax structure of the business. Different owners of the same business may have different funding strategies and these strategies should not alter the fundamental value of the business. Other variations to EBIT include 'Earnings Before Interest, Tax, Depreciation and Amortization' – EBITDA' and 'Earnings Before Interest, Tax, and Amortization' – EBITA.

As PolyNovo does not have a history of profitable trading, nor an underlying business that may generate profits in the near future, we consider that this valuation methodology is not an appropriate methodology to use to value PolyNovo.

9.3 **Net Present Value of Future Cash Flows**

An analysis of the net present value of the projected cash flows of a business (or discounted cash flow technique) is based on the premise that the value of the business is the net present value of its future cash flows. This methodology requires an analysis of future cash flows, the capital structure, the costs of capital and assessment of the residual value of the business remaining at the end of the forecast period.

In May 2007, PolyNovo commissioned Acuity Technology Management Pty Ltd[2] ("Acuity") to prepare a valuation report on its IP (i.e. the net cash flows from the expected royalties). The initial suite of three patent families (refer below) valued by Acuity relate to biocompatible polymers suitable for forming tissue scaffolds:

1. In-situ curable polymer compositions;
2. Thermoplastic biodegradable polyurethanes; and
3. Dual or multi-stage cure-on-demand polymer compositions.

Acuity prepared the assumptions (by reference to available documentation) and the cash flow projections for the royalty streams in relation to the above three patent families. The cash flow projections were for a 20-year life cycle to coincide with the life of the patents and the commercial agreements entered into as at May 2007.

The key assumptions made by Acuity in the preparation of these cash flows were:

1. Cash flow projections for Full Stent, Stent Coating, Craniofacial Reconstruction and Cartilage Repair
2. The number of procedures forecast to be made for year 1 – various figures were based on the estimated number of procedures for each application.
3. Annual market growth in the number of procedures – 4% per annum.
4. Revenue per procedure – the revenue figures were not increased throughout the 20 years
5. Royalties receivable up to the royalty cap
6. Milestone revenue receipts
7. Patent expiry date
8. Timing of Phases I, II and III and FDA approval
9. Costs to be incurred by PolyNovo in respect of patent fees, preclinical research, product development, overheads and administration costs
10. Risk adjustments at each stage of development (Preclinical, Animal Studies, Patent Grant, Phase III and FDA) and the cumulative probability factor in each year
11. Tax rate

[2] Acuity is a consultancy firm that advises on R&D and its commercialisation with a particular emphasis on healthcare and biotechnology. Acuity undertakes technology and market assessments of projects and provides advice to the developers of high technology products and processes on intellectual property protection and its commercialisation. The principal of Acuity, Dr David Randerson, has over 30 years experience as a practicing biomedical engineer and research adviser.

After taking all of the above into consideration Acuity concluded that the after tax cash flows should then be discounted using an after tax discount rate of 15%.

In respect of this valuation methodology Acuity concluded:

> "Based on a probability adjusted discounted cash flow ("DCF") analysis for agreed and potential revenues that may derive from the Medtronic and Biomet contracts, we offer the opinion that a fair and reasonable after tax value is in the range of $41 million to $51 million. The revenue projections and the expenses for the DCF were developed by Acuity and were based on the cash flow projections for products that may derive from further research under the collaborative agreements with probability and discount rate adjustments based on published literature and Acuity's perception of the risks associated with successful product development and commercialisation."

The independent valuation and the cash flow projections prepared by Acuity were provided to us on a "commercial and in confidence" basis and we cannot disclose the detailed information contained in these documents.

Whilst we have conducted a general review of these documents, the aim of this review was limited to obtaining an understanding of the structure of the cash flow projections and the key underlying assumptions. We have not conducted a detailed verification or audit of the assumptions and we cannot state whether these cash flow projections will or will not be achieved.

We have however applied our own risk assessments to the Acuity cash flow projections for the projected royalty streams flowing from the Medtronic and Biomet contracts (before the probability adjustment) and computed our own discount rates and risk assessments based on the current information (September 2008) facing the biotech market sector today. The utilisation of our own discount rates and risk assessments on the same source data as used by Acuity, has indicated a valuation range of $10,821,000 to $13,526,000 – say $10,800,000 to $13,500,000.

Since the May 2007 Acuity valuation was prepared, PolyNovo has entered into a commercial agreement with Smith & Nephew for the development of NovoSorb™ for the use in bone void filler and fracture fixation. PolyNovo has 3 internal development projects to develop wounds management and cosmetic surgery products. After applying our own discount rates and risk assessments we project that the net present value of the royalty cash flows in these areas to be in a range of $9,200,000 to $11,500,000.

Based on the above analysis, we consider that the net present value of PolyNovo's future royalty cash flows is valued in a range of $20,000,000 to $25,000,000.

9.4 **Orderly Realisation**

The value achievable in an orderly realisation of assets is estimated by determining the net realisable value of the assets or business segments on the basis of an assumed orderly realisation. Consequently, this method may ignore the ability of the asset base of the business to generate ongoing future earnings at a level sufficient to justify a value in excess of the value of its assets in an orderly realisation.

We do not consider that this valuation methodology is an appropriate methodology to use to value PolyNovo, as PolyNovo is a biotech company with various technologies in the early stages of development and they are unlikely to sell the intellectual property at this stage of development.

9.5 **Share Price History**

PolyNovo is an unlisted proprietary company and there is no market in its shares. Since PolyNovo was incorporated the following capital sums have been subscribed and the imputed valuations of the company from these subscriptions are as follows:

Date	Number of Shares	Value Per Share	Imputed Valuation of PolyNovo
May 2004	10,000,000	$1.01	$10,140,000
Jan 2006	2,500,000	$1.20	$15,000,000
Feb 2007	1,333,333	$1.50	$20,750,000
	13,833,333		

As referred to in Section 8.2 above, PolyNovo entered into a subscription agreement for the issue of shares with attaching options on 8 July 2008. The first tranche of the shares were to be issued for $2,500,000 with a face value of $0.723 per share.

We understand that this subscription agreement was entered into to provide a form of underwriting for the repayment of the $2,000,000 that was being advanced by Metabolic. As such the terms of the subscription agreement were agreed to by CSIRO at less than the market value of the shares.

Based on the subscription price of the $0.723, we have valued PolyNovo at $10,000,000.

9.6 **Conclusion**

A summary of the applicable valuation methodologies that we considered in valuing PolyNovo is as follows:

	Low $	High $
Net Assets	5,100,000	5,100,000
Net Present Value of Future Cash Flows	20,000,000	25,000,000
Share Price History	10,000,000	10,000,000

Having regard to the results of the various valuation methodologies, we have concluded that the value of PolyNovo is in a range of $20,000,000 to $25,000,000. Our reasons for selecting the net present value of future cash flows is that this valuation methodology most appropriately values PolyNovo's underlying IP and the income flows that the IP may generate, based on the projections of the commercial agreements that have been entered into at the date of this report.

10. Valuation of Metabolic After the Proposed Transaction

Approach to the Valuation

If the Proposed Transaction is approved by shareholders, PolyNovo will become a wholly owned subsidiary of Metabolic and its combined valuation will be represented by the aggregate valuations of the two companies.

DMR

In Section 7.7 above we valued Metabolic in a range of $16,250,000 to $18,460,000.

In Section 9.6 above we valued PolyNovo in a range of $20,000,000 to $25,000,000.

Applying these same valuations to the valuation of Metabolic after the Proposed Transaction, Metabolic would be valued at:

	Low $	High $
Metabolic – Section 7.7	16,250,000	18,460,000
PolyNovo – Section 9.6	20,000,000	25,000,000
	36,250,000	43,460,000

In our opinion the valuation of Metabolic after the completion of the Proposed Transaction will be in a range of $36,250,000 to $43,460,000.

11. Valuation of the Metabolic Shareholders' Interests After the Proposed Transaction

Following the completion of the Proposed Transaction the shareholding interests in Metabolic will become:

Shareholders	Number of Shares	Percentage Interests
Metabolic (present shareholders plus holders of Performance Rights)	301,611,409	55.63%
Ex – PolyNovo shareholders	240,529,317	44.37%
	542,140,726	100.00%

In Section 10.2 above we valued Metabolic after the completion of the Proposed Transaction in a range of $36,250,000 to $43,460,000. As the existing Metabolic shareholders will hold 55.63% of the issued capital following the completion of the Proposed Transaction, we have determined that their interests will be valued in a range of $20,200,000 to $24,200,000. A mid point of the valuation range is approximately $22,170,000.

12. Assessment as to Fairness

For the Proposed Transaction to be fair to the Metabolic shareholders, the value of their interests after the Proposed Transaction must exceed the value of their interests before the Proposed Transaction.

In Section 7.7 we valued Metabolic in a range of $16,250,000 to $18,460,000, a mid point of $17,355,000. This represents the value of the Metabolic shareholders' interest in Metabolic before the Proposed Transaction.

In Section 11 we concluded that the existing shareholders' interests in Metabolic (after the completion of the Proposed Transaction) should have a value in a range of $20,200,000 to $24,200,000. A mid point of the valuation range is approximately $22,170,000.

As the value of the Metabolic shareholders' interests after the Proposed Transaction ($22,170,000) is greater than the value of their interests before the Proposed Transaction ($17,355,000), we have concluded that **the Proposed Transaction is fair.**

13. Other Significant Factors

Prior to deciding whether to approve or reject the Proposed Transaction the shareholders should consider the following significant factors:

- In Section 12 above we concluded that the Proposed Transaction is fair.
- The Proposed Transaction will result in the funding of PolyNovo's research and development ("R & D") activities whilst Metabolic's activities are awaiting further data before being further assessed by the Board. At this point in time the future of the NovoSorb™ IP appears to be more promising than the existing Metabolic IP projects.
- The Acuity valuation only covers the initial suite of three patent families and the potential revenues that may be derived from the Medtronic and Biomet contracts. We have expanded that valuation to also include our assessment of the net present value of the Smith & Nephew contract in our valuation in Section 9.3 above. If all of PolyNovo's IP was assessed then the valuation of the IP would be significantly higher than the figures quoted in Section 9.3 above.
- The Proposed Transaction should add value to Metabolic. Whilst the PolyNovo budgets project negative cash flows in fiscal 2009 and 2010, the royalty income is projected to commence in fiscal 2011. These budgets project substantial royalty cash flows from Medtronics, Biomet and Smith & Nephew in the years commencing 2011 forward, predicated on the assumption that each licensing deal will be successful.
- Metabolic shareholders' interests will be diluted.
- The Proposed Transaction may result in the loss of cumulative carry forward taxation losses.

After reviewing the above significant factors we consider that **the Proposed Transaction is reasonable.**

14. Financial Services Guide

14.1 Financial Services Guide

This Financial Services Guide provides information to assist retail and wholesale investors in making a decision as to their use of the general financial product advice included in the above report.

DMR

14.2 DMR Corporate

DMR Corporate holds Australian Financial Services Licence No. 222050, authorizing it to provide reports for the purposes of acting for and on behalf of investors in relation to proposed or actual mergers, acquisitions, takeovers, corporate restructures or share issues and to carry on a financial services business to provide general financial product advice for securities to retail and wholesale investors.

14.3 Financial Services Offered by DMR Corporate

DMR Corporate prepares reports commissioned by a company or other entity ("Entity"). The reports prepared by DMR Corporate are provided by the Entity to its members.

All reports prepared by DMR Corporate include a description of the circumstances of the engagement and of DMR Corporate's independence of the Entity commissioning the report and other parties to the transaction.

DMR Corporate does not accept instructions from retail investors. DMR Corporate provides no financial services directly to retail investors and receives no remuneration from retail investors for financial services. DMR Corporate does not provide any personal retail financial product advice directly to retail investors nor does it provide market-related advice to retail investors.

14.4 General Financial Product Advice

DMR Corporate provides general financial product advice. This advice does not take into account the personal objectives, financial situation or needs of individual retail investors.

Investors should consider the appropriateness of a report having regard to their own objectives, financial situation and needs before acting on the advice in a report. Where the advice relates to the acquisition or possible acquisition of a financial product, an investor should also obtain a product disclosure statement relating to the financial product and consider that statement before making any decision about whether to acquire the financial product.

14.5 Independence

At the date of this report, none of DMR Corporate, Derek M Ryan nor Mr Paul Lom has any material interest in the outcome of the Proposed Transaction, nor any relationship with Metabolic, PolyNovo, Xceed, CSIRO or their associates.

Drafts of this report were provided to and discussed with the Directors of Metabolic and its advisers. Certain changes were made to factual statements in this report as a result of the reviews of the draft reports. There were no alterations to the methodology, valuations or conclusions that have been formed by DMR Corporate.

14.6 Remuneration

DMR Corporate is entitled to receive a fee of up to $35,000 for the preparation of this report. With the exception of the above, DMR Corporate will not receive any other benefits, whether directly or indirectly, for or in connection with the making of this report.

Except for the fees referred to above, neither DMR Corporate, nor any of its directors, employees or associated entities receive any fees or other benefits, directly or indirectly, for or in connection with the provision of any report.

14.7 Complaints Process

As the holder of an Australian Financial Services Licence, DMR Corporate is required to have a system for handling complaints from persons to whom DMR Corporate provide financial services. All complaints must be in writing and sent to DMR Corporate at the above address.

DMR Corporate will make every effort to resolve a complaint within 30 days of receiving the complaint. If the complaint has not been satisfactorily dealt with, the complaint can be referred to the Financial Ombudsman Service Limited – GPO Box 3, Melbourne Vic 3000.

Yours faithfully

DMR Corporate Pty Ltd

Derek Ryan
Director

Paul Lom
Director

DMR

Appendix A

Metabolic Pharmaceuticals Limited

Terms Sheet – Xceed Shares and Voting Power

The following restrictions have been extracted from the Binding Terms Sheet signed by Metabolic, PolyNovo, Xceed and CSIRO in July 2008:

"For such time as Xceed holds voting power in Metabolic of in excess of 10%, Xceed will enter into a voting restriction agreement with Metabolic that it will not vote any of its Metabolic shares other than in respect of the following circumstances or events:

(a) any resolution while a dividend (or part of a dividend) in respect of a Metabolic share is unpaid;

(b) any proposal to reduce the share capital of Metabolic;

(c) any resolution to approve the terms of a buy back agreement;

(d) any proposal that affects the rights attached to a share in Metabolic;

(e) any proposal to wind up Metabolic;

(f) any proposal for the disposal of the whole of Metabolic's property, business and undertaking;

(g) during the winding up of Metabolic; and

(h) any resolution to appoint or remove the Xceed nominee (Stewart Washer) as a director of Metabolic; and

(i) any scheme of arrangement.

In each of the above circumstances or events, Xceed will (subject to any overriding regulatory restrictions) be entitled to exercise the full amount of its voting power."

DMR

Appendix B

Metabolic Pharmaceuticals Limited

20 Largest Shareholders as at 25 August 2008

Name	Number of Fully Paid Ordinary Shares
Brazil Farming Pty Ltd	36,012,701
Ms Suzanne Gotlib	10,219,999
Mr Kenneth Frank Dawson	10,010,000
Monash Investment Holdings Pty Ltd	9,607,520
Brazil Farming Pty Ltd	9,480,000
Shorebrook Pty Limited	5,575,000
J D B Services Pty Ltd	4,280,000
Jalitech Pty Ltd RAC & JD Brice Investment A/C	4,000,000
Citicorp Nominees Pty Limited	2,380,692
Beelong Pty Ltd Johnson Super Fund A/C	2,000,000
Octagonal Superannuation Pty Ltd Octagonal S/F A/C	2,000,000
RBC Dexia Investor Services Australia Nominees Pty Limited MLCI A/C	1,806,417
Mr Brian Gordon Alfred Mathews	1,733,300
Dr Ian Francis <Dr Ian Griffiths>	1,666,667
Glenshee Pty Ltd	1,666,667
Lappin Consulting Pty Ltd	1,666,667
Super Comp No 25 Pty Ltd	1,666,667
Mr Peter Damien Francis	1,666,666
Schirm Private Equity LP	1,639,344
HSBC Custody Nominees (Australia) Limited	1,510,448
Total number of shares held by the twenty largest holders	110,588,755

Total shares on issue – 301,404,121

The percentage of the total holding of the twenty largest holders of ordinary shares was 36.69%

Source: Metabolic Share Register 25 August 2008

Appendix C-1

Metabolic Pharmaceuticals Limited

Income Statements

	Year Ended 30/6/2007 Audited $	Year Ended 30/6/2008 Audited $
Finance revenue	1,373,946	1,278,260
Government grant income	53,786	28,690
Other income	4,366	14,440
Project expense	(8,630,713)	(1,585,049)
Employee benefits expense	(4,193,960)	(2,733,286)
Depreciation and amortisation expense	(298,358)	(266,276)
Operating leases	(137,886)	(117,216)
Laboratory expenses	(241,616)	(150,952)
Other administrative and overhead expenses	(1,336,504)	(547,278)
Impairment of Investment in Neuren	-	(362,500)
Net loss before income tax	(13,406,939)	(4,441,167)
Income tax expense	-	-
Net loss attributable to members	(13,406,939)	(4,441,167)

Source: Metabolic's 2007 and 2008 Annual Reports

Appendix C-2

Metabolic Pharmaceuticals Limited

Cash Flow Statements

	Year Ended 30/6/2007 Audited $	Year Ended 30/6/2008 Audited $
Cash flows from operating activities		
Payments to suppliers and employers	(14,876,653)	(5,352,553)
Interest received	1,393,932	1,211,669
Receipt of government grants	53,786	28,690
Sundry income	4,366	-
Net Cash outflows from operating activities	(13,424,569)	(4,112,194)
Cash flows from investing activities		
Payments for plant and equipment	(138,435)	(16,085)
Proceeds on sale of fixed assets	1,685	21,318
Net Cash outflows from investing activities	(136,750)	5,233
Cash flows from financing activities		
Net proceeds form issue of shares and options	10,836,967	-
Net Cash inflows from financing activities	10,836,967	-
Net increase/(decrease) in cash held	(2,724,352)	(4,106,961)
Cash and Cash equivalents at the beginning of the period	23,304,295	20,579,943
Cash and Cash equivalents at end of the period	20,579,943	16,472,982

Source: Metabolic's 2007 and 2008 Annual Reports

DMR

Appendix C-3

Metabolic Pharmaceuticals Limited

Balance Sheets

	30/6/2007 Audited $	30/6/2008 Audited $
CURRENT ASSETS		
Cash and cash equivalents	20,579,943	16,472,982
Receivables	240,445	167,406
Prepayments	145,374	79,468
Other	12,141	12,141
TOTAL CURRENT ASSETS	20,977,903	16,731,997
NON CURRENT ASSETS		
Available-for-sale financial assets – investment in shares	487,500	137,500
Property, plant & equipment	551,848	293,259
TOTAL NON CURRENT ASSETS	1,039,348	430,759
TOTAL ASSETS	22,017,251	17,162,756
CURRENT LIABILITIES		
Trade and other payables	949,727	91,933
Provisions	223,273	589,894
TOTAL CURRENT LIABILITIES	1,173,000	681,827
NON CURRENT LIABILITIES		
Provisions	56,219	19,863
TOTAL NON CURRENT LIABILITIES	56,219	19,863
TOTAL LIABILITIES	1,229,219	701,690
NET ASSETS	20,788,032	16,461,066
EQUITY		
Contributed equity	89,081,446	89,081,446
Reserves	1,465,463	1,567,164
Gains/(losses) on available-for-sale financial assets	(12,500)	-
Retained Earnings/(Accumulated losses)	(69,746,377)	(74,187,544)
TOTAL EQUITY	20,788,032	16,461,066

Source: Metabolic's 2007 and 2008 Annual Reports

Appendix D

Metabolic Pharmaceuticals Limited

Orderly Realisation of Assets

	30/6/2008 Audited $	Estimated Realisable Value $'000 Low	Estimated Realisable Value $'000 High
CURRENT ASSETS			
Cash and cash equivalents	16,472,982	16,473	16,473
Receivables	167,406	167	167
Prepayments	79,468	-	70
Other	12,141	12	12
TOTAL CURRENT ASSETS	16,731,997	16,652	16,722
NON CURRENT ASSETS			
Available-for-sale financial assets – investment in shares	137,500	50	120
Property, plant & equipment	293,259	75	125
Intellectual property – Note 1	-	-	-
TOTAL NON CURRENT ASSETS	430,759	125	245
TOTAL ASSETS	17,162,756	16,777	16,967
CURRENT LIABILITIES			
Trade and other payables	91,933	92	92
Provisions	589,894	590	590
TOTAL CURRENT LIABILITIES	681,827	682	682
NON CURRENT LIABILITIES			
Provisions	19,863	20	20
TOTAL NON CURRENT LIABILITIES	19,863	20	20
TOTAL LIABILITIES	701,690	702	702
NET ASSETS	16,461,066	16,075	16,265
Add: Value of a listed shell		300	400
Less: Cost of realisation		(125)	(100)
Net realizable value of Metabolic's assets		$16,250	$16,565

Note 1 Metabolic's IP may have a value, however the directors have determined that a nil value should be assigned to the IP in the 30 June 2008 financial statements as Metabolic cannot demonstrate the technical feasibility of completing any of the projects on a commercial basis at this point of time.

Appendix E

Metabolic Pharmaceuticals

Share Price and Volume History

A summary of Metabolic's share price and volume history from
1 July 2007 to 17 July 2008

Month	Share Price High $	Share Price Low $	Share Price Average $	Volume	Value $
2007					
July	0.155	0.125	0.136	28,438,513	3,858,157
August	0.130	0.047	0.067	45,415,471	3,047,153
September	0.073	0.051	0.064	29,854,505	1,907,136
October	0.064	0.056	0.060	10,754,349	644,690
November	0.057	0.047	0.051	11,456,594	586,889
December	0.049	0.040	0.042	9,969,605	422,156
2008					
January	0.046	0.030	0.037	11,294,917	423,135
February	0.041	0.032	0.038	8,350,540	316,622
March	0.038	0.029	0.031	7,626,502	237,259
April	0.041	0.026	0.032	51,317,876	1,621,266
May	0.052	0.036	0.041	30,085,403	1,244,981
June	0.073	0.040	0.052	58,155,356	3,040,687
July 1-17	0.045	0.039	0.041	4,863,740	199,413
				307,583,371	17,549,544

VWAP 30 Days to 17 July 2008	$	0.041
VWAP 90 Days to 17 July 2008	$	0.047


$
No.
0.160
0.140
0.120
0.100
0.080
0.060
0.040
0.020
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
2-Jul-07
18-Jul-07
3-Aug-07
21-Aug-07
6-Sep-07
24-Sep-07
10-Oct-07
26-Oct-07
13-Nov-07
29-Nov-07
17-Dec-07
7-Jan-08
23-Jan-08
11-Feb-08
27-Feb-08
14-Mar-08
3-Apr-08
21-Apr-08
8-May-08
26-May-08
12-Jun-08
30-Jun-08
16-Jul-08
Close
Volume

Page 25

Appendix F-1

PolyNovo Biomaterials Limited

Income Statements

	Audited Year Ended 30/6/2006 $	Audited Year Ended 30/6/2007 $	Audited Year Ended 30/6/2008 $
Interest income	195,055	227,818	198,793
Option fees	-	35,000	-
Licence fees	-	31,931	217,557
Government grants	114,452	209,181	(2,626)
Sale of materials	-	-	12,790
Gross profit	309,507	503,930	426,514
Operating lease payments	(300,000)	(310,000)	(347,559)
Employee benefits expense	(302,859)	(538,599)	(597,817)
Research and development expenses	(1,595,416)	(1,329,889)	(1,294,141)
Depreciation expense	(85,323)	(99,367)	(113,283)
Corporate finance & administration expenses	(427,577)	(404,608)	(749,751)
Total expenses	(2,711,175)	(2,682,463)	(3,102,551)
Loss before income tax benefit	(2,401,668)	(2,178,533)	(2,676,037)

Source: PolyNovo 2006, 2007 and 2008 Annual Reports

Appendix F-2

PolyNovo Biomaterials Limited

Cash Flow Statements

	Year Ended 30/6/2006 Audited $	Year Ended 30/6/2007 Audited $	Year Ended 30/6/2008 Audited $
Cash flows from operating activities			
Licence fees	-	31,931	217,557
Government grants	-	230,327	90,680
Other	-	-	12,791
Payments to suppliers and employers	(2,413,123)	(2,456,420)	(2,786,600)
Net Cash outflows from operating activities	(2,413,123)	(2,194,162)	(2,465,572)
Cash flows from investing activities			
Interest received	193,055	227,014	202,665
Payments for plant and equipment	(78,492)	(136,632)	(54,185)
Net Cash outflows from investing activities	114,563	90,382	148,480
Cash flows from financing activities			
Net proceeds from issue of shares	3,000,000	2,000,000	-
Option fees	-	35,000	-
Net Cash inflows from financing activities	3,000,000	2,035,000	-
Net increase/(decrease) in cash held	701,440	(68,780)	(2,317,092)
Cash at the beginning of the period	3,463,728	4,165,168	4,096,388
Cash at end of the period	4,165,168	4,096,388	1,779,296

Source: PolyNovo 2006, 2007 and 2008 Annual Reports

Appendix F-3

PolyNovo Biomaterials Limited

Balance Sheets

	Audited 30/6/2006 $	Audited 30/6/2007 $	Audited 30/6/2008 $
CURRENT ASSETS			
Cash and cash equivalents	4,165,168	4,096,388	1,779,296
Trade and other receivables	257,298	151,456	43,406
Other assets	13,790	13,341	25,701
TOTAL CURRENT ASSETS	4,436,256	4,261,185	1,848,403
NON CURRENT ASSETS			
Property, plant & equipment	273,348	310,612	251,512
Intangible assets	5,100,000	5,100,000	5,100,000
TOTAL NON CURRENT ASSETS	5,373,348	5,410,612	5,351,512
TOTAL ASSETS	9,809,604	9,671,797	7,199,915
CURRENT LIABILITIES			
Trade and other payables	367,336	286,782	458,252
Provisions	60,342	67,622	106,403
TOTAL CURRENT LIABILITIES	427,678	354,404	564,655
NON CURRENT LIABILITIES			
Deferred tax liability	1,530,000	1,530,000	1,530,000
TOTAL NON CURRENT LIABILITIES	1,530,000	1,530,000	1,530,000
TOTAL LIABILITIES	1,957,678	1,884,404	2,094,655
NET ASSETS	7,851,926	7,787,393	5,105,260
EQUITY			
Contributed equity	13,140,000	15,140,000	15,140,000
Reserves	78,000	192,000	185,904
Accumulated losses	(5,366,074)	(7,544,607)	(10,220,644)
	7,851,926	7,787,393	5,105,260

Source: PolyNovo 2006, 2007 and 2008 Annual Reports

Appendix G

Sources of Information

- The Notice of General Meeting and the Explanatory Memorandum which this report accompanies;
- Audited financial statements of Metabolic for the financial years ended 30 June 2007 and 2008;
- Metabolic's budget for the 2009 financial year;
- Listing of Metabolic's top 20 shareholders as at 25 August 2008;
- Metabolic's announcements to the ASX since 1 July 2007;
- Share price summaries supplied by CommonWealth Securities Limited;
- ASIC extracts for Metabolic, PolyNovo and Xceed;
- Binding Term Sheet dated 17 July 2008;
- Audited financial statements for PolyNovo for the financial years ended 30 June 2006, 2007 and 2008;
- Acuity valuation reports dated May 2007 and supporting cash flow forecasts;
- Discussions with executives of PolyNovo; and
- Discussions with Directors of Metabolic.

Appendix H

Declarations, Qualifications and Consents

1. **Declarations**

This report has been prepared at the request of the Directors of Metabolic pursuant to Section 611 of the Act to accompany the notice of meeting of shareholders to approve the Proposed Transaction. It is not intended that this report should serve any purpose other than as an expression of our opinion as to whether or not the Proposed Transaction is fair and reasonable.

The procedures that we performed and the enquiries that we made in the course of the preparation of this report do not include verification work nor constitute an audit in accordance with Australian Auditing Standards, nor do they constitute a review in accordance with AUS 902 applicable to review engagements.

2. **Qualifications**

Mr Derek M Ryan and Mr Paul Lom, directors of DMR Corporate prepared this report. They have been responsible for the preparation of many expert reports and are involved in the provision of advice in respect of valuations, takeovers and capital reconstructions and reporting on all aspects thereof.

Mr Ryan has had over 35 years experience in the accounting profession and he is a Fellow of the Institute of Chartered Accountants in Australia. He has been responsible for the preparation of many expert reports and is involved in the provision of advice in respect of valuations, takeovers and capital reconstructions and reporting on all aspects thereof.

Mr Lom is a Chartered Accountant and a Registered Company Auditor with more than 30 years experience in the accounting profession. He was a partner of KPMG and Touche Ross between 1989 and 1996, specialising in audit. He has extensive experience in business acquisitions, business valuations and privatisations in Australia and Europe.

3. **Consent**

DMR Corporate consents to the inclusion of this report in the form and context in which it is included in the Explanatory Memorandum.

14.2 DMR Corporate

DMR Corporate holds Australian Financial Services Licence No. 222050, authorizing it to provide reports for the purposes of acting for and on behalf of investors in relation to proposed or actual mergers, acquisitions, takeovers, corporate restructures or share issues and to carry on a financial services business to provide general financial product advice for securities to retail and wholesale investors.

14.3 Financial Services Offered by DMR Corporate

DMR Corporate prepares reports commissioned by a company or other entity ("Entity"). The reports prepared by DMR Corporate are provided by the Entity to its members.

All reports prepared by DMR Corporate include a description of the circumstances of the engagement and of DMR Corporate's independence of the Entity commissioning the report and other parties to the transaction.

DMR Corporate does not accept instructions from retail investors. DMR Corporate provides no financial services directly to retail investors and receives no remuneration from retail investors for financial services. DMR Corporate does not provide any personal retail financial product advice directly to retail investors nor does it provide market-related advice to retail investors.

14.4 General Financial Product Advice

DMR Corporate provides general financial product advice. This advice does not take into account the personal objectives, financial situation or needs of individual retail investors.

Investors should consider the appropriateness of a report, having regard to their own objectives, financial situation and needs before acting on the advice in a report. Where the advice relates to the acquisition or possible acquisition of a financial product, an investor should also obtain a product disclosure statement relating to the financial product and consider that statement before making any decision about whether to acquire the financial product.

14.5 Independence

At the date of this report, none of DMR Corporate, Derek M Ryan nor Mr Paul Lom has any material interest in the outcome of the Proposed Transaction, nor any relationship with Metabolic, PolyNovo, Xceed, CSIRO or their associates.

Drafts of this report were provided to and discussed with the Directors of Metabolic and its advisers. Certain changes were made to factual statements in this report as a result of the reviews of the draft reports. There were no alterations to the methodology, valuations or conclusions that have been formed by DMR Corporate.

14.6 Remuneration

DMR Corporate is entitled to receive a fee of up to $35,000 for the preparation of this report. With the exception of the above, DMR Corporate will not receive any other benefits, whether directly or indirectly, for or in connection with the making of this report.

Except for the fees referred to above, neither DMR Corporate, nor any of its directors, employees or associated entities receive any fees or other benefits, directly or indirectly, for or in connection with the provision of any report.

14.7 Complaints Process.

As the holder of an Australian Financial Services Licence, DMR Corporate is required to have a system for handling complaints from persons to whom DMR Corporate provide financial services. All complaints must be in writing and sent to DMR Corporate at the above address.

DMR Corporate will make every effort to resolve a complaint within 30 days of receiving the complaint. If the complaint has not been satisfactorily dealt with, the complaint can be referred to the Financial Ombudsman Service Limited – GPO Box 3, Melbourne Vic 3000.

Yours faithfully

DMR Corporate Pty Ltd

Derek Ryan
Director

Paul Lom
Director

DMR

Appendix A

Metabolic Pharmaceuticals Limited

Terms Sheet – Xceed Shares and Voting Power

The following restrictions have been extracted from the Binding Terms Sheet signed by Metabolic, PolyNovo, Xceed and CSIRO in July 2008:

"For such time as Xceed holds voting power in Metabolic of in excess of 10%, Xceed will enter into a voting restriction agreement with Metabolic that it will not vote any of its Metabolic shares other than in respect of the following circumstances or events:

(a) any resolution while a dividend (or part of a dividend) in respect of a Metabolic share is unpaid;

(b) any proposal to reduce the share capital of Metabolic;

(c) any resolution to approve the terms of a buy back agreement;

(d) any proposal that affects the rights attached to a share in Metabolic;

(e) any proposal to wind up Metabolic;

(f) any proposal for the disposal of the whole of Metabolic's property, business and undertaking;

(g) during the winding up of Metabolic; and

(h) any resolution to appoint or remove the Xceed nominee (Stewart Washer) as a director of Metabolic; and

(i) any scheme of arrangement.

In each of the above circumstances or events, Xceed will (subject to any overriding regulatory restrictions) be entitled to exercise the full amount of its voting power."

Appendix B

Metabolic Pharmaceuticals Limited

20 Largest Shareholders as at 25 August 2008

Name	Number of Fully Paid Ordinary Shares
Brazil Farming Pty Ltd	36,012,701
Ms Suzanne Gotlib	10,219,999
Mr Kenneth Frank Dawson	10,010,000
Monash Investment Holdings Pty Ltd	9,607,520
Brazil Farming Pty Ltd	9,480,000
Shorebrook Pty Limited	5,575,000
J D B Services Pty Ltd	4,280,000
Jalitech Pty Ltd RAC & JD Brice Investment A/C	4,000,000
Citicorp Nominees Pty Limited	2,380,692
Beelong Pty Ltd Johnson Super Fund A/C	2,000,000
Octagonal Superannuation Pty Ltd Octagonal S/F A/C	2,000,000
RBC Dexia Investor Services Australia Nominees Pty Limited MLCI A/C	1,806,417
Mr Brian Gordon Alfred Mathews	1,733,300
Dr Ian Francis <Dr Ian Griffiths>	1,666,667
Glenshee Pty Ltd	1,666,667
Lappin Consulting Pty Ltd	1,666,667
Super Comp No 25 Pty Ltd	1,666,667
Mr Peter Damien Francis	1,666,666
Schirm Private Equity LP	1,639,344
HSBC Custody Nominees (Australia) Limited	1,510,448
Total number of shares held by the twenty largest holders	110,588,755

Total shares on issue = 301,404,121

The percentage of the total holding of the twenty largest holders of ordinary shares was 36.69%

Source: Metabolic Share Register 25 August 2008

DMR

Appendix C-1

Metabolic Pharmaceuticals Limited

Income Statements

	Year Ended 30/6/2007 Audited $	Year Ended 30/6/2008 Audited $
Finance revenue	1,373,946	1,278,260
Government grant income	53,786	28,690
Other income	4,366	14,440
Project expense	(8,630,713)	(1,585,049)
Employee benefits expense	(4,193,960)	(2,733,286)
Depreciation and amortisation expense	(298,358)	(266,276)
Operating leases	(137,886)	(117,216)
Laboratory expenses	(241,616)	(150,952)
Other administrative and overhead expenses	(1,336,504)	(547,278)
Impairment of Investment in Neuren	-	(362,500)
Net loss before income tax	(13,406,939)	(4,441,167)
Income tax expense	-	-
Net loss attributable to members	(13,406,939)	(4,441,167)

Source: Metabolic's 2007 and 2008 Annual Reports

Appendix C-2

Metabolic Pharmaceuticals Limited

Cash Flow Statements

	Year Ended 30/6/2007 Audited $	Year Ended 30/6/2008 Audited $
Cash flows from operating activities		
Payments to suppliers and employers	(14,876,653)	(5,352,553)
Interest received	1,393,932	1,211,669
Receipt of government grants	53,786	28,690
Sundry income	4,366	
Net Cash outflows from operating activities	(13,424,569)	(4,112,194)
Cash flows from investing activities		
Payments for plant and equipment	(138,435)	(16,085)
Proceeds on sale of fixed assets	1,685	21,318
Net Cash outflows from investing activities	(136,750)	5,233
Cash flows from financing activities		
Net proceeds form issue of shares and options	10,836,967	-
Net Cash inflows from financing activities	10,836,967	-
Net increase/(decrease) in cash held	(2,724,352)	(4,106,961)
Cash and Cash equivalents at the beginning of the period	23,304,295	20,579,943
Cash and Cash equivalents at end of the period	20,579,943	16,472,982

Source: Metabolic's 2007 and 2008 Annual Reports

Appendix C-3

Metabolic Pharmaceuticals Limited

Balance Sheets

	30/6/2007 Audited, $	30/6/2008 Audited, $
CURRENT ASSETS		
Cash and cash equivalents	20,579,943	16,472,982
Receivables	240,445	167,406
Prepayments	145,374	79,468
Other	12,141	12,141
TOTAL CURRENT ASSETS	20,977,903	16,731,997
NON CURRENT ASSETS		
Available-for-sale financial assets - investment in shares	487,500	137,500
Property, plant & equipment	551,848	293,259
TOTAL NON CURRENT ASSETS	1,039,348	430,759
TOTAL ASSETS	22,017,251	17,162,756
CURRENT LIABILITIES		
Trade and other payables	949,727	91,933
Provisions	223,273	589,894
TOTAL CURRENT LIABILITIES	1,173,000	681,827
NON CURRENT LIABILITIES		
Provisions	56,219	19,863
TOTAL NON CURRENT LIABILITIES	56,219	19,863
TOTAL LIABILITIES	1,229,219	701,690
NET ASSETS	20,788,032	16,461,066
EQUITY		
Contributed equity	89,081,446	89,081,446
Reserves	1,465,463	1,567,164
Gains/(losses) on available-for-sale financial assets	(12,500)	-
Retained Earnings/(Accumulated losses)	(69,746,377)	(74,187,544)
TOTAL EQUITY	20,788,032	16,461,066

Source: Metabolic's 2007 and 2008 Annual Reports

Appendix D

Metabolic Pharmaceuticals Limited

Orderly Realisation of Assets

	30/6/2008 Audited $	Estimated Realisable Value $'000 Low	Estimated Realisable Value $'000 High
CURRENT ASSETS			
Cash and cash equivalents	16,472,982	16,473	16,473
Receivables	167,406	167	167
Prepayments	79,468	-	70
Other	12,141	12	12
TOTAL CURRENT ASSETS	16,731,997	16,652	16,722
NON CURRENT ASSETS			
Available-for-sale financial assets – investment in shares	137,500	50	120
Property, plant & equipment	293,259	75	125
Intellectual property – Note 1	–	–	–
TOTAL NON CURRENT ASSETS	430,759	125	245
TOTAL ASSETS	17,162,756	16,777	16,967
CURRENT LIABILITIES			
Trade and other payables	91,933	92	92
Provisions	589,894	590	590
TOTAL CURRENT LIABILITIES	681,827	682	682
NON CURRENT LIABILITIES			
Provisions	19,863	20	20
TOTAL NON CURRENT LIABILITIES	19,863	20	20
TOTAL LIABILITIES	701,690	702	702
NET ASSETS	16,461,066	16,075	16,265
Add: Value of a listed shell		300	400
Less: Cost of realisation		(125)	(100)
Net realizable value of Metabolic's assets		$16,250	$16,565

Note 1 Metabolic's IP may have a value, however the directors have determined that a nil value should be assigned to the IP in the 30 June 2008 financial statements as Metabolic cannot demonstrate the technical feasibility of completing any of the projects on a commercial basis at this point of time.

Appendix E

Metabolic Pharmaceuticals

Share Price and Volume History

A summary of Metabolic's share price and volume history from
1 July 2007 to 17 July 2008

Month	Share Price High	Share Price Low	Share Price Average	Volume	Value
	$	$	$		$
2007					
July	0.155	0.125	0.136	28,438,513	3,858,157
August	0.130	0.047	0.067	45,415,471	3,047,153
September	0.073	0.051	0.064	29,854,505	1,907,136
October	0.064	0.056	0.060	10,754,349	644,690
November	0.057	0.047	0.051	11,456,594	586,889
December	0.049	0.040	0.042	9,969,605	422,156
2008					
January	0.046	0.030	0.037	11,294,917	423,135
February	0.041	0.032	0.038	8,350,540	316,622
March	0.038	0.029	0.031	7,626,502	237,259
April	0.041	0.026	0.032	51,317,876	1,621,266
May	0.052	0.036	0.041	30,085,403	1,244,981
June	0.073	0.040	0.052	58,155,356	3,040,687
July 1-17	0.045	0.039	0.041	4,863,740	199,413
				307,583,371	17,549,544

VWAP 30 Days to 17 July 2008 $ 0.041
VWAP 90 Days to 17 July 2008 $ 0.047


$
No.
0.160
0.140
0.120
0.100
0.080
0.060
0.040
0.020
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
2-Jul-07
18-Jul-07
3-Aug-07
21-Aug-07
6-Sep-07
24-Sep-07
10-Oct-07
26-Oct-07
13-Nov-07
29-Nov-07
17-Dec-07
7-Jan-08
23-Jan-08
11-Feb-08
27-Feb-08
14-Mar-08
3-Apr-08
21-Apr-08
8-May-08
26-May-08
12-Jun-08
30-Jun-08
16-Jul-08
Close
Volume

Page 25

Appendix F-1

PolyNovo Biomaterials Limited

Income Statements

	Audited Year Ended 30/6/2006 $	Audited Year Ended 30/6/2007 $	Audited Year Ended 30/6/2008 $
Interest income	195,055	227,818	198,793
Option fees	-	35,000	-
Licence fees	-	31,931	217,557
Government grants	114,452	209,181	(2,626)
Sale of materials	-	-	12,790
Gross profit	309,507	503,930	426,514
Operating lease payments	(300,000)	(310,000)	(347,559)
Employee benefits expense	(302,859)	(538,599)	(597,817)
Research and development expenses	(1,595,416)	(1,329,889)	(1,294,141)
Depreciation expense	(85,323)	(99,367)	(113,283)
Corporate finance & administration expenses	(427,577)	(404,608)	(749,751)
Total expenses	(2,711,175)	(2,682,463)	(3,102,551)
Loss before income tax benefit	(2,401,668)	(2,178,533)	(2,676,037)

Source: PolyNovo 2006, 2007 and 2008 Annual Reports

Appendix F-2

PolyNovo Biomaterials Limited

Cash Flow Statements

	Year Ended 30/6/2006 Audited $	Year Ended 30/6/2007 Audited $	Year Ended 30/6/2008 Audited $
Cash flows from operating activities			
Licence fees	-	31,931	217,557
Government grants	-	230,327	90,680
Other	-	-	12,791
Payments to suppliers and employers	(2,413,123)	(2,456,420)	(2,786,600)
Net Cash outflows from operating activities	(2,413,123)	(2,194,162)	(2,465,572)
Cash flows from investing activities			
Interest received	493,055	227,014	202,665
Payments for plant and equipment	(78,492)	(136,632)	(54,185)
Net Cash outflows from investing activities	114,563	90,382	148,480
Cash flows from financing activities			
Net proceeds from issue of shares	3,000,000	2,000,000	-
Option fees	-	35,000	-
Net Cash inflows from financing activities	3,000,000	2,035,000	-
Net increase/(decrease) in cash held	701,440	(68,780)	(2,317,092)
Cash at the beginning of the period	3,463,728	4,165,168	4,096,388
Cash at end of the period	4,165,168	4,096,388	1,779,296

Source: PolyNovo 2006, 2007 and 2008 Annual Reports

Appendix F-3

PolyNovo Biomaterials Limited

Balance Sheets

	Audited 30/6/2006 $	Audited 30/6/2007 $	Audited 30/6/2008 $
CURRENT ASSETS			
Cash and cash equivalents	4,165,168	4,096,388	1,779,296
Trade and other receivables	257,298	151,456	43,406
Other assets	13,790	13,341	25,701
TOTAL CURRENT ASSETS	4,436,256	4,261,185	1,848,403
NON CURRENT ASSETS			
Property, plant & equipment	273,348	310,612	251,512
Intangible assets	5,100,000	5,100,000	5,100,000
TOTAL NON CURRENT ASSETS	5,373,348	5,410,612	5,351,512
TOTAL ASSETS	9,809,604	9,671,797	7,199,915
CURRENT LIABILITIES			
Trade and other payables	367,336	286,782	458,252
Provisions	60,342	67,622	106,403
TOTAL CURRENT LIABILITIES	427,678	354,404	564,655
NON CURRENT LIABILITIES			
Deferred tax liability	1,530,000	1,530,000	1,530,000
TOTAL NON CURRENT LIABILITIES	1,530,000	1,530,000	1,530,000
TOTAL LIABILITIES	1,957,678	1,884,404	2,094,655
NET ASSETS	7,851,926	7,787,393	5,105,260
EQUITY			
Contributed equity	13,140,000	15,140,000	15,140,000
Reserves	78,000	192,000	185,904
Accumulated losses	(5,366,074)	(7,544,607)	(10,220,644)
	7,851,926	7,787,393	5,105,260

Source: PolyNovo 2006, 2007 and 2008 Annual Reports

Appendix G

Sources of Information

- The Notice of General Meeting and the Explanatory Memorandum which this report accompanies;
- Audited financial statements of Metabolic for the financial years ended 30 June 2007 and 2008;
- Metabolic's budget for the 2009 financial year;
- Listing of Metabolic's top 20 shareholders as at 25 August 2008;
- Metabolic's announcements to the ASX since 1 July 2007;
- Share price summaries supplied by CommonWealth Securities Limited;
- ASIC extracts for Metabolic, PolyNovo and Xceed;
- Binding Term Sheet dated 17 July 2008;
- Audited financial statements for PolyNovo for the financial years ended 30 June 2006, 2007 and 2008;
- Acuity valuation reports dated May 2007 and supporting cash flow forecasts;
- Discussions with executives of PolyNovo; and
- Discussions with Directors of Metabolic.

Appendix H

Declarations, Qualifications and Consents

1. Declarations

This report has been prepared at the request of the Directors of Metabolic pursuant to Section 611 of the Act to accompany the notice of meeting of shareholders to approve the Proposed Transaction. It is not intended that this report should serve any purpose other than as an expression of our opinion as to whether or not the Proposed Transaction is fair and reasonable.

The procedures that we performed and the enquiries that we made in the course of the preparation of this report do not include verification work nor constitute an audit in accordance with Australian Auditing Standards, nor do they constitute a review in accordance with AUS 902 applicable to review engagements.

2. Qualifications

Mr Derek M Ryan and Mr Paul Lom, directors of DMR Corporate prepared this report. They have been responsible for the preparation of many expert reports and are involved in the provision of advice in respect of valuations, takeovers and capital reconstructions and reporting on all aspects thereof.

Mr Ryan has had over 35 years experience in the accounting profession and he is a Fellow of the Institute of Chartered Accountants in Australia. He has been responsible for the preparation of many expert reports and is involved in the provision of advice in respect of valuations, takeovers and capital reconstructions and reporting on all aspects thereof.

Mr Lom is a Chartered Accountant and a Registered Company Auditor with more than 30 years experience in the accounting profession. He was a partner of KPMG and Touche Ross between 1989 and 1996, specialising in audit. He has extensive experience in business acquisitions, business valuations and privatisations in Australia and Europe.

3. Consent

DMR Corporate consents to the inclusion of this report in the form and context in which it is included in the Explanatory Memorandum.





metabolic

metabolic

Metabolic Pharmaceuticals Limited
ABN 96 083 866 862

000001 000 MBP
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outisde Australia) +61 3 9473 2555

For all enquiries call:
(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000

Proxy Form

For your vote to be effective it must be received by 2.00pm Tuesday 25 November 2008

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

Turn over to complete the form →

View your securityholder information, 24 hours a day, 7 days a week:
www.investorcentre.com

☑ **Review your securityholding** ☑ **Update your securityholding**	***Your secure access information is:*** **SRN/HIN: I9999999999** **PLEASE NOTE:** For security reasons it is important that you keep your SRN/HIN confidential.

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 IND

Proxy Form

Please mark [X] to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Metabolic Pharmaceuticals Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Metabolic Pharmaceuticals Limited to be held at the offices of Minter Ellison Lawyers, Level 23, North Tower, Rialto, 525 Collins Street, Melbourne on Thursday 27 November 2008 at 2.00pm (Melbourne time) and at any adjournment of that meeting.

Important for Items 5 & 7: If the Chairman of the Meeting is your proxy and you have not directed him/her how to vote on Items 5 & 7 below, please mark the box in this section. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 5 & 7 and your votes will not be counted in computing the required majority if a poll is called on these Items. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 5 & 7 of business.

☐ I/We acknowledge that the Chairman of the Meeting may exercise my proxy even if he/she has an interest in the outcome of that Item and that votes cast by him/her, other than as proxy holder, would be disregarded because of that interest.

STEP 2 Items of Business

Item		For	Against	Abstain
Item 1	Issue of Shares to Xceed	☐	☐	☐
Item 2	Issue of Shares to CSIRO	☐	☐	☐
Item 3	Change of Company Name	☐	☐	☐
Item 4	Selective Buy-back	☐	☐	☐
Item 5	Employee Option Plan	☐	☐	☐
Item 6	Remuneration Report	☐	☐	☐
Item 7	Increase in the Maximum Annual Remuneration of Non-Executive Directors	☐	☐	☐
Item 8	Re-election of Director (Rob Stewart)	☐	☐	☐
Item 9	Appointment of Director (Iain Kirkwood)	☐	☐	☐
Item 10	Appointment of Director (Paul Lappin)	☐	☐	☐
Item 11	Appointment of Director (Franklyn Brazil)	☐	☐	☐

PLEASE NOTE: If you mark the **Abstain** box for an Item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ Contact Daytime Telephone ____________________ Date ___/___/___

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary.
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	31-Oct-2008
Time	14:41:52
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED
ABN **96 083 866 862**

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(a) Ordinary Shares (ASX Code: MBP) (b) Ordinary Shares (ASX Code: MBP)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 15,014 Ordinary Shares (ASX Code: MBP) (b) 47,310 Ordinary Shares (ASX Code: MBP)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) 15,014 Ordinary Shares (ASX Code: MBP) issued on exercise of 15,014 unquoted employee Performance Rights (ASX Code: MBPAA) (b) 47,310 Ordinary Shares (ASX Code: MBP) issued on exercise of 47,310 unquoted employee Performance Rights (ASX Code: MBPAB)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Exercise of unquoted employee Performance Rights (ASX Code: MBPAA) (b) Exercise of unquoted employee Performance Rights (ASX Code: MBPAB)
7	Dates of changes to the share register	31 October 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	301,466,445	MBP

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,344 94,620 179,900 183,333	MBPAA MBPAB MBPAQ MBPAU

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] The Ordinary Shares described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now: Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: B Shave (Company secretary) Date: 31 October, 2008

Print name: BELINDA SHAVE

== == == == ==

END

+ See chapter 19 for defined terms.